Management’s Discussion and Analysis of Financial Condition and Results of Operations

(figures and amounts are in Cdn$ and $ millions except per share amounts and as otherwise indicated)

Notes: (1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations should review the entire Annual Report for additional commentary and information.

(2)	Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and financial position of the consolidated group in various ways. Certain of these measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax’s Annual Reports and interim financial reporting, even though they do not necessarily follow Canadian generally accepted accounting principles, include tables showing the company’s sources of net earnings with Lindsey Morden equity accounted and the company’s capital structure with Lindsey Morden equity accounted. Where non-GAAP measures are provided, descriptions are clearly provided in the commentary as to the nature of the adjustments made.

Foreign Exchange

The company’s consolidated financial statements are significantly affected by movements in the US dollar/ Canadian dollar exchange rate. The following table sets out the Canadian dollar value of US$1.00 used in those statements:

     Year-end exchange rate:

December 31, 2002	$1.5798
December 31, 2001	$1.5963
December 31, 2000	$1.5020
Increase (decrease) in the value of the US dollar vs. the Canadian dollar
– 2002/2001	(1.0)%
– 2001/2000	6.3%

     Average exchange rate for the year ended:

December 31, 2002	$1.5713
December 31, 2001	$1.5461
December 31, 2000	$1.4839
Increase in the value of the US dollar vs. the Canadian dollar
– 2002/2001	1.6%
– 2001/2000	4.2%

Sources of Revenue

Revenue reflected in the consolidated financial statements for the past five years, as shown in the table below, includes net premiums earned, interest and dividend income and realized gains on the sale of investments of the insurance, reinsurance and runoff companies, and claims adjusting fees of Lindsey Morden.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2002	2001	2000	1999	1998
Net premiums earned
Insurance – Canada	932.0	730.2	656.2	650.0	687.3
Insurance – U.S.	1,801.6	2,527.4	2,416.9	2,307.0	715.5
Reinsurance	2,251.1	1,392.3	1,224.3	1,275.2	992.1
Runoff	1,125.4	156.8	313.3	238.5	–

	6,110.1	4,806.7	4,610.7	4,470.7	2,394.9
Interest and dividends	657.7	680.8	818.1	753.0	443.8
Realized gains	737.7	213.5	382.8	121.7	440.8
Claims fees	456.8	424.7	376.9	443.1	294.8

	7,962.3	6,125.7	6,188.5	5,788.5	3,574.3

Net premiums earned for the U.S. insurance group were reduced, and net premiums earned by the runoff group were increased, by premiums on TIG’s discontinued MGA-controlled program business of $820.4 which has been included in the U.S. runoff group retroactive to January 1, 2002. Each of the continuing insurance and reinsurance operations increased net premiums earned significantly during 2002, reflecting the favourable insurance market and increased retentions.

Claims fees for 2002 increased by $32.1 or 7.6% over 2001, reflecting higher revenue throughout Lindsey Morden’s operations.

As shown in note 16 to the financial statements, on a geographic basis, United States, Canadian, and Europe and Far East operations accounted for 72%, 15% and 13%, respectively, of net premiums earned in 2002 compared with 75%, 14% and 11%, respectively, in 2001.

Net Earnings

Combined ratios and sources of net earnings (with Lindsey Morden equity accounted) for the past five years were as set out below. Fuller commentary on combined ratios and on operating income on a company by company basis is provided under Insurance Underwriting beginning on page 54 and Operating Income beginning on page 56.

	2002	2001	2000	1999	1998
Combined ratios
Insurance – Canada	96%	116%	102%	115%	106%
– U.S.	104%	125%	124%	112%	116%
Reinsurance	99%	115%	108%	119%	116%

Consolidated	100%	121%	116%	115%	113%

	2002	2001	2000	1999	1998
Sources of net earnings
Underwriting
Insurance – Canada	39.5	(119.5)	(13.0)	(96.6)	(40.3)
– U.S.	(65.5)	(637.9)	(588.4)	(273.1)	(116.5)
Reinsurance	20.3	(214.7)	(97.4)	(247.4)	(154.6)

Underwriting income (loss)	(5.7)	(972.1)	(698.8)	(617.1)	(311.4)
Interest and dividends	460.0	491.7	593.5	711.5	432.0

Operating income (loss)	454.3	(480.4)	(105.3)	94.4	120.6
Realized gains	737.7	213.5	378.3	121.7	440.8
Runoff	(117.7)	(27.4)	43.3	(54.2)	–
TIG reserve strengthening and restructuring costs	(414.2)	–	–	–	–
Claims adjusting (Fairfax portion)	(10.5)	(3.9)	(15.4)	2.8	12.4
Interest expense	(125.0)	(155.2)	(164.7)	(129.3)	(84.4)
Swiss Re premium	(4.2)	(143.6)	(167.2)	(35.3)	–
Corporate overhead and other	(70.4)	(38.9)	(35.5)	(20.2)	(16.0)
Other costs and charges	(14.2)	(49.1)	(16.4)	–	–
Goodwill and other amortization	–	(7.0)	(5.4)	(5.1)	(4.9)
Negative goodwill amortization	–	78.6	108.7	–	–
Kingsmead losses	–	(116.7)	(33.0)	–	–
Taxes	(234.6)	382.5	173.3	158.0	(81.0)
Negative goodwill on TRG purchase	298.5	–	–	–	–
Non-controlling interests	(84.0)	1.6	(23.3)	(8.6)	–

Net earnings (loss)	415.7	(346.0)	137.4	124.2	387.5

Net earnings in 2002 were $415.7 compared with a net loss of $346.0 in 2001. The 2002 earnings reflect significantly improved underwriting results at each of the continuing insurance and reinsurance operations and significant realized gains.

FAIRFAX FINANCIAL HOLDINGS LIMITED

         Insurance Underwriting

The combined ratio – the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned) – is the traditional measure of underwriting results of property and casualty companies. In any year when the ratio exceeds 100%, it generally indicates that unprofitable business has been underwritten. Fairfax maintains its objective of achieving combined ratios of 100% or better, recognizing the difficulty of this objective.

A summary follows of the net premiums written and earned, and the loss, expense and combined ratios, for Fairfax’s Canadian insurance companies, U.S. insurance companies and reinsurance companies, for the years respectively that Fairfax has owned those companies.

                  Canadian Insurance

	NET PREMIUMS		RATIOS

	Written	Earned	Loss	Expense	Combined
			(%)	(%)	(%)
1985	23.4	14.0	96	30	126
1986	56.0	40.9	72	23	95
1987	71.4	62.0	73	25	98
1988	68.2	66.3	73	19	92
1989	35.5	40.4	100	40	140
1990	74.5	78.4	82	31	113
1991	93.5	90.5	60	34	94
1992	128.7	118.9	79	35	114
1993	163.5	150.8	73	26	99
1994	237.2	221.3	77	24	101
1995	684.3	655.4	73	29	102
1996	666.9	654.8	71	30	101
1997	662.7	661.5	70	29	99
1998	684.2	687.3	78	28	106
1999	652.4	650.0	83	32	115
2000	668.8	656.2	72	30	102
2001	875.1	730.2	85	31	116
2002	1,249.1	932.0	69	27	96

The Canadian insurance companies returned to underwriting profitability in 2002. The combined ratios in 1999 and 2001 were adversely affected by the impact of the soft insurance market and natural catastrophes.

                  U.S. Insurance

	NET PREMIUMS		RATIOS

	Written	Earned	Loss	Expense	Combined
			(%)	(%)	(%)
1994	174.4	179.3	77	37	114
1995	180.3	173.9	79	40	119
1996	212.8	209.4	90	34	124
1997	201.9	205.7	77	35	112
1998	625.9	715.5	79	37	116
1999	2,093.2	2,307.0	75	37	112
2000	2,443.4	2,416.9	89	35	124
2001	2,515.2	2,527.4	86	39	125
2002*	1,987.9	1,801.6	73	31	104

*	Includes TIG’s continuing business consisting of its Ranger, Hawaii, Accident and Health and Napa excess property, excess casualty and healthcare books of business

The U.S. insurance group has not yet achieved underwriting profitability but has made notable progress. Efforts at Crum & Forster since the arrival of the current management team in the latter part of 1999 have resulted in a significant turnaround in Crum & Forster’s combined ratio from the very high levels then prevailing to 103.3% in 2002, including 102.6% and 101.4% in the third and fourth quarters of 2002. Despite significant efforts, Fairfax concluded that TIG’s MGA-controlled program business (business controlled by managing general agents, who have authority to bind the company) could not achieve underwriting profitability consistent with the company’s objective, and it was put in runoff on December 16, 2002.

                  Reinsurance

	NET PREMIUMS		RATIOS

	Written	Earned	Loss	Expense	Combined
			(%)	(%)	(%)
1996	163.4	166.7	62	34	96
1997	527.9	593.4	72	34	106
1998	966.5	992.1	80	36	116
1999	1,276.9	1,275.2	85	34	119
2000	1,222.9	1,224.3	71	37	108
2001	1,483.7	1,392.3	81	34	115 *
2002	2,489.4	2,251.1	69	30	99

*	103% excluding the impact of catastrophe losses (World Trade Center and Enron)

The reinsurance group achieved underwriting profitability in 2002. The reinsurance group resulted from the operational merger of OdysseyRe and Odyssey America Re (formerly TIG Re) in October 1999 and the continuation of CTR’s European and Asian business through branches of Odyssey America Re effective January 1, 2001.

FAIRFAX FINANCIAL HOLDINGS LIMITED

         Operating Income

Set out and discussed below are the 2002 and 2001 insurance underwriting and operating results of Fairfax’s insurance and reinsurance companies on a summarized company by company basis. (Throughout this Annual Report, for convenience, Falcon is included under U.S. insurance companies.)

             Canadian Insurance Companies

For the year ended December 31, 2002

					Corporate
	Commonwealth	Federated	Lombard	Markel	adjustments		Total
Underwriting profit	23.5	4.2	8.6	3.5	(0.3	)(1)	39.5

Combined ratio:
Loss & LAE	74.0%	59.7%	67.0%	74.9%			68.4%
Commissions	(7.3)%	0.2%	17.5%	1.9%			10.7%
Underwriting expense	17.4%	34.1%	14.1%	19.5%			16.7%

	84.1%	94.0%	98.6%	96.3%			95.8%

Gross premiums written	718.4	115.7	768.8	173.4			1,776.3

Net premiums written	343.6	87.5	691.1	126.9			1,249.1

Net premiums earned	148.2	69.9	619.0	94.9			932.0

Underwriting profit	23.5	4.2	8.6	3.5	(0.3	)(1)	39.5

Interest and dividends							67.4

Operating income							106.9

(1)	Intercompany fees

For the year ended December 31, 2001

					Corporate
	Commonwealth	Federated	Lombard	Markel	adjustments		Total
Underwriting profit (loss)	(58.8)	(2.0)	(76.4)	0.4	17.3	(1)	(119.5)

Combined ratio:
Loss & LAE	140.4%	73.5%	81.1%	71.2%			84.7%
Commissions	0.9%	5.4%	19.0%	5.1%			14.0%
Underwriting expense	21.3%	23.9%	15.2%	23.1%			17.7%

	162.6%	102.8%	115.3%	99.4%			116.4%

Gross premiums written	374.9	92.6	612.7	103.9			1,184.1

Net premiums written	176.4	76.3	547.1	75.3			875.1

Net premiums earned	94.0	70.6	498.5	67.1			730.2

Underwriting profit (loss)	(58.8)	(2.0)	(76.4)	0.4	17.3	(1)	(119.5)

Interest and dividends							64.7

Operating income (loss)							(54.8)

(1)	Recovery under the Swiss Re Cover on 1998 and prior losses, as described in more detail under Swiss Re premium on pages 64 and 65

Commonwealth had an underwriting profit of $23.5 in 2002 compared with an underwriting loss of $58.8 in 2001 and a combined ratio of 84.1% in 2002 compared with 162.6% in 2001, reflecting strong profitability across all lines of business given strong market conditions and significant price increases achieved in 2001 and 2002. Gross premiums written increased by 91.6% over 2001 to $718.4 while net premiums written increased by 94.8% to $343.6. Commonwealth’s expense ratio dropped by 12.1 percentage points to 10.1% reflecting its higher net premiums earned in 2002 and the benefit of ceding commissions paid by reinsurers in 2002. The company continued to achieve significant price increases on its business in 2002 which will be realized in earned premiums in 2003.

Federated had an underwriting profit of $4.2 in 2002 compared with an underwriting loss of $2.0 in 2001 and improved its combined ratio to 94.0% in 2002 from 102.8% in 2001 (including the life company) resulting from the re-underwriting of its book of business in prior years and price increases of 27% in 2002 and 24% in 2001. Federated’s property and casualty gross premiums written increased by 29.7% to $94.3 in 2002 while its net premiums written increased by 16.6% to $71.6. Federated’s expense ratio increased to 34.3% reflecting changes in its reinsurance structure and bonuses resulting from its incentive arrangements tied to underwriting profitability. Federated Life had gross premiums written of $21.4, an increase of 8.1% from 2001, and achieved a 24% rate increase during 2002.

Lombard had an underwriting profit of $8.6 in 2002 compared with an underwriting loss of $76.4 in 2001 and a combined ratio of 98.6% in 2002 compared with 115.3% in 2001, due to significant corrective action in 2001 and prior years, including cancellation of unprofitable books and programs, more stringent underwriting, and price increases in excess of 24% in 2002 in its commercial lines and in excess of 17% in its personal lines. Lombard’s gross premiums written increased 25.5% to $768.8 in 2002 while net premiums written were up 26.3% to $691.1.

Markel had another solid year in 2002 with a 96.3% combined ratio compared with 99.4% in 2001 and an increase in underwriting profit to $3.5 from $0.4. Gross premiums written were up 66.9% to $173.4 while net premiums written increased 68.5% to $126.9. In an unforgiving line of business where most other insurers have been extremely unprofitable over the years, Markel continues to outperform the trucking insurance industry through an unrelenting focus on specialization, expertise and a commitment to innovation. Although Markel’s focused approach has allowed it to prosper where others have failed, there remain numerous challenges within the trucking insurance industry. The U.S. tort system is an ever-increasing and hazardous factor for Canadian truckers, while the economic difficulties facing the transportation industry continue to grow. Markel’s multi-year investment in its trucking infrastructure, its innovative services and its unmatched team of experts put the company in a unique position to meet these challenges going forward.

Cessions to CRC (Bermuda) by the Canadian insurance companies are included in the respective results of those companies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

             U.S. Insurance Companies

For the year ended December 31, 2002

	Crum &				Corporate
	Forster	TIG	Falcon	Old Lyme	adjustments		Total
Underwriting profit (loss)	(36.9)	(35.4)	0.2	3.2	3.4	(1)	(65.5)

Combined ratio:
Loss & LAE	72.7%	75.7%	56.0%	56.7%			72.7%
Commissions	10.8%	10.2%	21.1%	29.0%			10.7%
Underwriting expense	19.8%	20.1%	22.7%	7.2%			20.2%

	103.3%	106.0%	99.8%	92.9%			103.6%

Gross premiums written	1,505.9	942.6	89.0	60.7			2,598.2

Net premiums written	1,224.0	635.2	68.1	60.6			1,987.9

Net premiums earned	1,101.7	589.8	65.3	44.8			1,801.6

Underwriting profit (loss)	(36.9)	(35.4)	0.2	3.2	3.4	(1)	(65.5)

Interest and dividends							216.9

Operating income (loss)							151.4

(1)	Intercompany fees

For the year ended December 31, 2001

	Crum &			Corporate
	Forster	TIG	Falcon	adjustments		Total
Underwriting profit (loss)	(245.0)	(538.5)	(4.0)	149.6	(1)	(637.9)

Combined ratio:
Loss & LAE	88.6%	92.4%	76.8%			85.4%
Commissions	13.9%	22.8%	12.8%			20.0%
Underwriting expense	28.6%	16.0%	35.6%			19.9%

	131.1%	131.2%	125.2%			125.3%

Gross premiums written	1,295.5	2,368.1	33.7			3,697.3

Net premiums written	801.9	1,694.9	18.4			2,515.2

Net premiums earned	787.2	1,724.3	15.9			2,527.4

Underwriting profit (loss)	(245.0)	(538.5)	(4.0)	149.6	(1)	(637.9)

Interest and dividends						249.8

Operating income (loss)						(388.1)

(1)	Recovery under the Swiss Re Cover on 1998 and prior losses, as described in more detail under Swiss Re premium on pages 64 and 65

Crum & Forster had an underwriting loss of $36.9 in 2002 compared with $245.0 in 2001, and a combined ratio of 103.3% compared with 131.1% 2001. The significant improvement in Crum & Forster’s combined ratio in 2002 reflects double digit price increases since 2000 and the execution of underwriting, distribution and expense initiatives by the management which joined the company in October 1999. Through management’s actions, Crum & Forster’s expense ratio has declined by 7.6 percentage points from 38.2% in 1999 to 30.6% in 2002. Gross premiums written in 2002 increased by 16.2% to $1,505.9 while net premiums written increased 23.9% (calculating 2001 premiums on a comparable basis) to $1,224.0, principally due to price increases realized during 2002.

TIG includes Ranger’s results on a retroactive basis to January 1, 2002, giving effect to the combination of the two companies’ operations effective April 1, 2002, and TIG’s continuing non-program business consisting of its Hawaii, Accident and Health and Napa excess property, excess casualty and healthcare books of business. TIG’s discontinued MGA-controlled program business is included in the runoff segment with retroactive effect to January 1, 2002. TIG’s continuing operations include cost allocations associated with the discontinued program business. TIG’s special risk operations unit based in Napa, California will operate going forward predominantly as a managing general underwriter (MGU), focusing on excess property and excess casualty insurance. The health care business of this unit will be written through a subsidiary of OdysseyRe (or reinsured by OdysseyRe) effective January 1, 2003. TIG had an underwriting loss of $35.4 in 2002 compared with an underwriting loss of $538.5 in 2001 and a combined ratio of 106.0% in 2002 compared with 131.2% in 2001. The continuing operations of TIG and Ranger had an underwriting loss of $88.5 in 2001 and a combined ratio of 122.9%. Gross premiums written and net premiums written for TIG’s discontinued MGA-controlled program business decreased by 46.5% to $885.2 and by 53.5% to $596.1, respectively, in 2002, while gross premiums written and net premiums written for its continuing operations increased by 32.2% to $942.6 and by 53.5% to $635.2, respectively, principally from the Napa special risk operations. The continuing operations of TIG – the Ranger, Hawaii and Accident and Health businesses, which produced net premiums written of US$213.9 in 2002 – are likely to be transferred during 2003 to a new operating company platform proposed to be named Fairmont Insurance, which will likely also consolidate Old Lyme, which was acquired from Hub International Limited on May 30, 2002. These continuing operations are expected to achieve Fairfax’s objective of underwriting profitability.

Falcon had an underwriting profit of $0.2 in 2002 compared with an underwriting loss of $4.0 in 2001 and had a combined ratio of 99.8% in 2002 compared with 125.2% in 2001. With the acquisition of Winterthur (Asia) in December 2001, Falcon’s net premiums written in 2002 increased by 270.1% to $68.1 (HK$337.8) from $18.4 (HK$90.7) in 2001 and its expense ratio decreased by 4.6 percentage points to 43.8%. Management continues to focus on reducing the expense ratio further.

FAIRFAX FINANCIAL HOLDINGS LIMITED

             Reinsurance

	OdysseyRe(1)
	2002	2001
Underwriting profit (loss)	20.3	(214.7)

Combined ratio:
Loss & LAE	68.9%	80.6%
Commissions	25.3%	27.6%
Underwriting expense	4.9%	7.2%

	99.1%	115.4%

Gross premiums written	2,848.2	1,731.5

Net premiums written	2,489.4	1,483.7

Net premiums earned	2,251.1	1,392.3

Underwriting profit (loss)	20.3	(214.7)
Interest and dividends	175.7	176.1

Operating income (loss)	196.0	(38.6)

(1)	These results differ from those published by Odyssey Re Holdings Corp. (ORH) due to the elimination of intercompany transactions and purchase price and other adjustments made as part of ORH’s IPO.

OdysseyRe had an underwriting profit of $20.3 in 2002 compared with an underwriting loss of $214.7 in 2001 and a combined ratio of 99.1% in 2002 compared to 115.4% in 2001. The substantial improvements in 2002 were a result of management’s underwriting actions, including improvements in pricing as well as terms and conditions, and the company’s opportunistic expansion into better performing lines of business. Net premiums written increased by 67.8% in 2002 to $2,489.4 as a result of improved market conditions, including improved pricing and industry consolidation.

         Interest and Dividends

Interest and dividends declined by 6.4% to $460.0 in 2002. The amount of interest and dividends reflected primarily:

•	lower interest rates which, combined with the maintenance of large cash positions, resulted in a decline in the average pre-tax portfolio yield from 4.26% in 2001 to 3.97% in 2002; and

•	a $0.6 billion increase in the average investment portfolios in 2002 due to strong positive cash flows from OdysseyRe and the Canadian insurance companies as a result of their significant premium growth, and the significant reduction in Crum & Forster’s negative cash flow from operations to US$72 in 2002 from US$284 in 2001, reflecting its improved underwriting results and premium growth since 2000, offset by TIG’s negative cash flow following its discontinuance of its MGA-controlled program business.

         Other Components of Net Earnings

Realized gains. Net realized gains increased in 2002 to $737.7 from $162.3 in 2001 (excluding a realized gain on the OdysseyRe IPO of $51.2). The 2002 realized gains resulted principally from the sale of bonds ($507.3) and the sale of the S&P put contracts ($108.1 net of amortization), and included $31.7 from the repurchase of the company’s notes and trust preferred securities of a subsidiary. Included in net realized gains for the year ended December 31, 2002 is $53.0 of losses on the other-than-temporary writedown of certain bonds and equities (included in the $53.0 of losses is the $31.2 aggregate provision for losses on investments at December 31, 2002 mentioned on page 109). Fairfax’s investment portfolio is managed on a total return basis which views realized gains, although their timing may be unpredictable, as an important and recurring component of the return on investments and consequently of income.

Runoff. The runoff business segment was formed with the acquisition on August 11, 1999 of the company’s interest in The Resolution Group (TRG), which was comprised of the outstanding runoff management expertise and experienced, highly respected personnel of TRG, and a wholly-owned insurance subsidiary in runoff, International Insurance Company (IIC). The runoff segment currently consists of two runoff groups: the U.S. runoff group (the merged TIG and IIC, as described below) and the European runoff group (Sphere Drake and RiverStone Insurance (UK), as well as ORC Re, also as described below). Both runoff groups are managed by the dedicated TRG runoff management operation, now usually identified under the RiverStone name, which has substantial personnel in both the U.S. and Europe. (Throughout this Annual Report, for convenience, Wentworth is included in the European runoff group.)

         U.S. runoff group

On August 11, 1999, Fairfax paid US$97 to purchase 100% of TRG’s voting common shares which represented an effective 27.5% economic interest in TRG’s results of operations and net assets. Xerox retained all of TRG’s participating non-voting shares, resulting in an effective 72.5% economic interest in TRG’s results of operations and net assets. Xerox’s wholly-owned subsidiary, Ridge Re, also provided TRG’s wholly-owned runoff subsidiary, IIC, with the vendor indemnity (unutilized coverage of $160 (US$101) at December 31, 2002) referred to under Additional Reinsurance Protection on page 102. IIC’s cessions to Ridge Re are fully collateralized by trust funds in the same amount as the cessions.

On December 16, 2002, Fairfax acquired Xerox’s 72.5% economic interest in TRG, the holding company of IIC, in exchange for payments over the next 15 years of US$425 (US$204 at current value, using a discount rate of 9% per annum), payable approximately US$5 a quarter from 2003 to 2017 and approximately US$128 at the end of 2017. Upon this acquisition, Xerox’s non-voting shares were amended to make them mandatorily redeemable at a capped price and to eliminate Xerox’s participation in the operations of IIC, and a direct contractual obligation was effectively created from Fairfax to Xerox. IIC then merged with TIG to form the U.S. runoff group. This group, currently operating under the TIG name, consists of the IIC operations and the discontinued MGA-controlled program business of TIG (TIG’s continuing

FAIRFAX FINANCIAL HOLDINGS LIMITED

business will operate under a separate platform in 2003) and is under the management of RiverStone.

By merging TIG with IIC, a runoff company with an excellent record, under the expert and respected management of RiverStone, Fairfax is confident that TIG’s runoff business will be well managed and will no longer be a factor in TIG’s or Fairfax’s ongoing operations. Fairfax recognized a charge of $414.2 as a result of strengthening TIG’s reserves by $314.3 (US$200) and incurring a restructuring charge and related charges aggregating $99.9 (US$63.6). The above-described transaction involving shares of TRG resulted in $298.5 (US$188.4) of negative goodwill, as described under Acquisitions on pages 102 to 104.

On January 6, 2003, TIG distributed to its holding company approximately $1.25 billion of assets, including 33.2 million of TIG’s 47.8 million shares of NYSE-listed Odyssey Re Holdings Corp. and all of the outstanding shares of Commonwealth and Ranger. The distributed securities will initially be held in trust for TIG’s benefit, principally pending TIG’s satisfaction of certain financial tests at the end of 2003. Fairfax has guaranteed that TIG will maintain US$500 of statutory surplus at the end of 2003, a risk-based capital of at least 200% at each year-end, and a continuing net reserves to surplus ratio not exceeding 3 to 1. The $1.25 billion of assets distributed by TIG into the trust consists of 33.2 million of the outstanding shares of Odyssey Re Holdings (market value of approximately US$593.6), all of the shares of Commonwealth (GAAP equity of approximately $207.2 million) and all of the shares of Ranger (GAAP equity of approximately $135.8). If Fairfax determines to replace the US$300 of additional adverse development reinsurance which has been provided to TIG by ORC Re with a third party adverse development cover, up to US$300 of these securities will be released from the trust. Substantially all of the remainder will be released if TIG meets the financial tests described above at the end of 2003.

         European runoff group, including ORC Re

The European runoff group consists of three wholly-owned entities: Sphere Drake Insurance and RiverStone Insurance (UK), as well as ORC Re. ORC Re is headquartered in Ireland, which is an attractive entry point to the European market and provides investment and regulatory flexibility. During 2002, substantially all of the non-U.S. runoff operations – RiverStone Stockholm, Sphere Drake Bermuda and CTR’s non-life operations – were consolidated into RiverStone Insurance (UK). Management is continuing the consolidation of its European runoff operations and expects to eventually merge RiverStone Insurance (UK) and Sphere Drake Insurance into one runoff insurance company.

ORC Re reinsures the reinsurance portfolios of RiverStone Insurance (UK) and Sphere Drake Insurance and benefits from the protection provided by the Swiss Re Cover (described below) from aggregate adverse development on claims and uncollectible reinsurance on 1998 and prior net reserves. RiverStone Management (UK), with 243 employees and offices in London, Brighton, Paris and Stockholm, provides the management (including claims handling) of ORC Re’s insurance and reinsurance liabilities and the collection and management of its reinsurance assets. ORC Re also provides consolidated investment and liquidity management services to the European runoff group. In addition to its role in the consolidation of the European runoff companies, ORC Re also has two other mandates, described in the two following paragraphs.

It serves as the entity through which Fairfax primarily provided financing for the acquisition of the U.S. insurance and reinsurance companies. ORC Re’s capital and surplus includes US$1.6 billion of equity and debt financing to Fairfax’s U.S. holding company resulting from the acquisitions of Ranger, OdysseyRe, Crum & Forster and TIG. For each of its U.S. acquisitions, Fairfax financed the acquisition, at the Canadian holding company, with an issue of subordinate voting shares and long term debt. The proceeds of this long term financing were invested in ORC Re’s capital which then provided the acquisition financing to Fairfax’s U.S. holding company to complete the acquisition. At December 31, 2002, ORC Re’s capital and surplus of US$2.0 billion included US$1.6 billion related to equity and debt financing for the acquisition of the U.S. insurance and reinsurance companies. The combined equity of ORC Re and the other European runoff entities (excluding amounts related to equity and debt financing for the acquisition of the U.S. insurance and reinsurance companies) amounted to US$510 at December 31, 2002.

ORC Re reinsures the U.S. insurance companies, including by participating in their reinsurance programs with third party reinsurers, provides TIG and the European runoff companies with benefits of Fairfax’s corporate insurance policy which is ultimately reinsured with a Swiss Re subsidiary (the Swiss Re Cover), and provided post-acquisition reinsurance protection for Crum & Forster and TIG. Commencing in 2002, consistent with the company’s objective of retaining more business for its own account in the favourable insurance market conditions which currently exist, ORC Re participates in the reinsurance programs of affiliated companies’ non-Canadian insurance business with third party reinsurers.

As discussed in the 1999 Annual Report, the major reason for the Swiss Re Cover was to protect Fairfax from development on pre-acquisition claims and related uncollectible reinsurance on its April 13, 1999 acquisition of TIG. ORC Re has provided TIG with benefits of the Swiss Re Cover through an underlying reinsurance policy with TIG. As of December 31, 2002, Fairfax assigned the full benefit of the Swiss Re Cover to ORC Re which had previously provided the indirect benefit of the Swiss Re Cover to TIG and the European runoff companies. At December 31, 2002, there remained US$267.5 of unused protection under the Swiss Re Cover. Although Fairfax remains legally liable for its original obligations with respect to the Swiss Re Cover, under the terms of the assignment agreement ORC Re is responsible to Fairfax for all future premium payments if additional losses are ceded to the Swiss Re Cover.

Every related party transaction of ORC Re, including its provision of reinsurance to affiliates, is effected on market terms and at market prices, and requires approval by ORC Re’s board of directors, two of whose three members are unrelated to Fairfax. ORC Re’s accounts are audited annually by PricewaterhouseCoopers LLP, and its reserves are certified annually by Milliman USA and reviewed by PricewaterhouseCoopers LLP in providing their annual valuation actuary’s report on Fairfax’s consolidated provision for claims, which is included in the Annual Report. Except in cases where the discount is offset by a credit in Fairfax’s acquisition accounting, ORC Re’s reserves are recorded on an undiscounted basis, in accordance with Fairfax’s accounting policy.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below is a summary of the runoff 2002 and 2001 operating results (as noted, the results of ORC Re form part of European runoff):

	2002					2001

			European				European
	TRG	TIG	runoff		Total	TRG	runoff		Total
Gross premiums written	0.4	885.2	20.3		905.9	0.4	78.9		79.3

Net premiums written	0.4	596.1	15.6		612.1	0.4	43.3		43.7

Net premiums earned	0.4	988.5	136.5		1,125.4	0.4	156.4		156.8
Losses on claims	(8.8)	(784.8)	(106.2	) (1)	(899.8)	(15.6)	(207.3	) (1)	(222.9)
Operating expenses	(42.1)	(389.7)	(129.0)		(560.8)	(21.0)	(107.4)		(128.4)
Interest and dividends	58.0	62.8	96.7		217.5	66.4	100.7		167.1

Operating income (loss)	7.5	(123.2)	(2.0)		(117.7)	30.2	(57.6)		(27.4)

(1)	Net of redundancy under the Swiss Re Cover of $22.8 in 2002, and net of recovery under the Swiss Re Cover of $121.1 in 2001, on 1998 and prior losses, as described in more detail under Swiss Re premium beginning below on this page, the benefit of which was indirectly provided to ORC Re in 2001 by Fairfax

The loss of $117.7 resulted primarily from TIG’s discontinued MGA-controlled program business which has been included in the U.S. runoff group with retroactive effect to January 1, 2002. TRG had operating income of $7.5 for 2002 and cumulative operating income of $74.4 since Fairfax’s purchase of an interest in TRG in 1999, as its net investment income exceeds its claims handling costs and its losses on claims, which consist essentially of co-reinsurance under the Ridge Re cover. The European runoff operations have stabilized in 2002 with an operating loss of $2.0. The net premiums written principally arise from the runoff of CTR’s non-life premiums for the 2000 and prior underwriting years.

Claims adjusting. Fairfax’s $10.5 share of Lindsey Morden’s loss in 2002, compared with a $3.9 share of the loss in 2001, reflects Lindsey Morden’s non-recurring charges of $20.0 arising from legal settlement expenses and restructuring of the U.S. operations, partially offset by substantially improved operating earnings (reflecting revenue growth, cost containment and favourable foreign exchange rate movements) from its Canadian, U.K., European and International operations.

Interest expense. Interest expense decreased in 2002 due to the benefit of the company’s interest rate swaps, partially offset by the impact of interest on OdysseyRe’s external debt issued in the fourth quarter of 2001 and at the end of the second quarter of 2002 (interest expense on OdysseyRe’s debt amounted to $12.1 for 2002) and interest on the consideration payable with respect to the acquisition of an additional interest in TRG. In the third quarter of 2002, the company terminated its fixed rate to floating rate interest rate swaps, with the resulting gain being deferred and amortized against future interest expenses.

Swiss Re premium. As part of its acquisition of TIG effective April 13, 1999, Fairfax purchased the Swiss Re Cover, a US$1 billion corporate insurance cover ultimately reinsured with a Swiss Re subsidiary, protecting it on an aggregate basis from adverse development in claims and unrecoverable reinsurance above the aggregate reserves set up by all of its subsidiaries (including TIG Specialty Insurance and Odyssey America Re (formerly TIG Re) but not including other subsidiaries acquired after 1998) at December 31, 1998. With the OdysseyRe IPO, effective June 14, 2001 Odyssey America Re’s and Odyssey Reinsurance Corporation’s claims and unrecoverable reinsurance were no longer protected by the Swiss Re Cover.

In 2002, Fairfax strengthened 1998 and prior reserves and ceded these losses of $8.0 (US$5.1) to the Swiss Re Cover for which it will pay an additional premium of $4.2 (US$2.7) to a funds withheld trust account for the benefit of the Swiss Re subsidiary providing the cover. For the year ended December 31, 2002, investment income (including realized gains) from the assets in the trust account of $78.6 (US$50.0) exceeded the contractual 7% interest credit to the funds withheld account by $46.0 (US$29.2). Since inception of the trust account, the cumulative investment income (including realized gains) has exceeded the cumulative contractual interest credit by $54.5 (US$34.2). The cessions by operating segment to the Swiss Re Cover since inception have been as follows:

	2002	2001	2000	1999	Cumulative

	(US$)
Canadian insurance	(0.1)	11.3	(9.7)	(3.2)	(1.7)
U.S. insurance	2.9	94.9	166.6	186.1	450.5
Reinsurance	–	–	22.6	53.3	75.9
Runoff	2.3	79.6	89.0	14.9	185.8
Kingsmead	–	18.0	4.0	–	22.0

Total	5.1	203.8	272.5	251.1	732.5

As shown in the table, the majority of the cumulative cessions to the Swiss Re Cover resulted from U.S. insurance reserve deficiencies of $450.5 (including $350.7 from TIG and Ranger) and runoff deficiencies of $185.8 (mainly from Sphere Drake).

The premium cost for the Swiss Re Cover was $4.2 for 2002 compared with $143.6 for 2001, reflecting substantially lower cessions. As of December 31, 2002, the benefits of the Swiss Re Cover have been assigned to ORC Re, as discussed in the third paragraph on page 63.

Corporate overhead and other. Corporate overhead and other consists of holding company expenses net of interest income on Fairfax’s cash balances. Holding company expenses consist primarily of compensation related costs of $33.7 and professional fees of $10.9 at the Fairfax holding companies and Hamblin Watsa, $21.1 in costs for Fairfax’s internal e-commerce service company, and expenses of $7.8 at the OdysseyRe holding company.

Other costs and charges. Other costs and charges of $14.2 in 2002 are comprised principally of severance costs at Crum & Forster and at Ranger on its integration with TIG, and costs incurred in connection with Crum & Forster’s contemplated IPO.

Taxes. The company recorded a provision for income taxes in 2002 as a result of operating profits in Canada and the United States compared with a recovery for income taxes in 2001 due to income earned outside Canada at lower rates of tax and operating losses in higher tax rate

FAIRFAX FINANCIAL HOLDINGS LIMITED

jurisdictions, all as summarized in the income tax rate reconciliation table in note 9 to the financial statements.

Non-controlling interests. The non-controlling interests on the company’s consolidated statements of earnings represent the 26.2% public minority interest in OdysseyRe, Xerox’s 72.5% economic interest in TRG to December 16, 2002 and the 25.0% public minority interest in Lindsey Morden, as summarized in the table below.

	2002	2001
OdysseyRe	62.4	(23.2)
TRG	21.6	21.7
Lindsey Morden	(4.4)	(2.0)

	79.6	(3.5)

Balance Sheet Analysis

Cash and short term investments and Marketable securities consist of the holding company’s cash deposits and short term investments which it maintains as a safety net to ensure that it can cover its debt service and operating requirements for some years even if its insurance subsidiaries pay no dividends (see the discussion on page 111). Cash and short term investments consist of the company’s bank operating account, overnight bank deposits and investments in short term government treasury bills. Marketable securities include the company’s investments in various equities.

Accounts receivable and other consists of premiums receivable (net of provisions for uncollectible amounts) of $2.3 billion, funds withheld receivables from cedants and other reinsurance balances of $434.7, receivables for securities sold of $260.2, accrued interest of $146.5, prepaid expenses of $91.6 and other accounts receivable of $356.1.

Recoverable from reinsurers consists of future recoveries on unpaid claims ($10.4 billion), reinsurance receivable on paid losses ($1.0 billion) and unearned premiums from reinsurers ($637.9). Excluding current recoverables, the company’s insurance, reinsurance and runoff companies, with a combined statutory surplus of $6.1 billion, had an aggregate of $10.4 billion of future recoveries from reinsurers on unpaid claims, a ratio of recoveries to surplus which is within industry norms. Please see Reinsurance Recoverables beginning on page 98 for a detailed discussion of amounts recoverable from reinsurers.

Investments in Hub, Zenith National and Advent represent Fairfax’s investment in 28.7%-owned Hub International Limited ($147.7) and 42.0%-owned Zenith National Insurance Corp. ($338.6), both of which are publicly listed companies, and 46.8%-owned Advent Capital Holdings PLC ($73.4).

Deferred premium acquisition costs (DPAC) consist of brokers’ commissions and premium taxes. These are deferred, together with the related unearned premiums (UPR), and amortized to income over the term of the underlying insurance policies. Unlike many companies in the insurance industry, the company does not defer internal underwriting costs as part of DPAC and the recoverability of DPAC is determined without giving credit to investment income. The ratio of DPAC to UPR (18.0% at December 31, 2002) varies from time to time depending on the mix of business being written and the estimated recoverability of DPAC given expected loss ratios on the UPR.

Future income taxes represent amounts expected to be recovered in future years. At December 31, 2002 future income taxes of $1,544.0 (of which $1,102 related to Fairfax Inc., Fairfax’s U.S. holding company, and subsidiaries in its U.S. consolidated tax group) consisted of $1,004.7 of capitalized operating and capital losses ($1,032.9 gross less a valuation allowance of $28.2), and timing differences of $539.3 which represent expenses recorded in the financial statements but not yet deducted for income tax purposes. The capitalized operating losses relate primarily to Fairfax Inc. and its U.S. subsidiaries ($795, including $430 arising on the acquisition of TIG in 1999), where 90% of the losses expire between 2019 and 2022 (none expire before 2010), the Canadian holding company ($23.9), Sphere Drake ($92.2) and CTR ($31.8).

At December 31, 2002, Fairfax’s U.S. consolidated tax group owned less than 80% of OdysseyRe’s outstanding shares and was therefore unable to consolidate OdysseyRe for tax purposes. Following the acquisition of TIG in 1999, the U.S. consolidated tax group has had net operating losses. With the discontinuance of TIG’s MGA – controlled program business and the profitability of Crum & Forster and the other continuing companies, Fairfax expects these net operating losses will be used well within the loss carryforward period.

In order to more quickly use its future income tax asset and for the cash flow benefit of receiving tax sharing payments from OdysseyRe, the company determined that it would be in its best interests to increase its approximately 73.8% interest in OdysseyRe to in excess of 80%, so that OdysseyRe would be included in Fairfax’s U.S. consolidated tax group. Consequently, on March 3, 2003, pursuant to a private agreement, Fairfax Inc. purchased 4,300,000 outstanding common shares of OdysseyRe for US$78.0 (the market price at closing). As consideration, Fairfax Inc. issued US$78.0 of 7-year 3.15% notes exchangeable half in November 2004 into 2,150,000 OdysseyRe common shares and half in February 2005 into 2,150,000 OdysseyRe common shares.

Fairfax has determined that no valuation allowance is required on its future income tax asset as at December 31, 2002 beyond the above-mentioned $28.2 ($58.7 at December 31, 2001: the reduction in 2002 derives from a reduction of the valuation allowance related to its U.K. assets) comprised in its $1,544.0 net asset. Differences between expected and actual future operating results could adversely impact the company’s ability to realize the future income tax asset within a reasonable period of time given the inherent uncertainty in projecting operating company earnings and industry conditions beyond a three to four year period. The company expects to realize the benefit of these capitalized losses from future profitable operations during the loss carryforward period.

The above-mentioned $28.2 valuation allowance recognizes the uncertainty in realizing the benefit of certain of the operating losses depending on the jurisdiction and on the time limit before the losses expire. In determining the need for a valuation allowance, management considers current and expected profitability of the companies and actions being taken to improve profitability, including the elimination of poor performing business. Management reviews the recoverability of the future tax asset and the valuation allowance on a quarterly

FAIRFAX FINANCIAL HOLDINGS LIMITED

basis. The timing differences principally relate to insurance-related balances such as claims, DPAC and UPR; such timing differences are expected to continue for the foreseeable future in light of the company’s ongoing operations.

Goodwill arises on the acquisition of companies where the purchase price paid exceeds the fair value of the underlying net tangible assets acquired. Goodwill at December 31, 2002 arises from Lindsey Morden ($251.7), Lombard’s acquisition of brokers ($21.6), Crum & Forster’s acquisition of Seneca and Transnational ($11.5), Falcon ($7.0) and First Capital ($1.0). In accordance with changes in Canadian accounting standards, effective January 1, 2002 goodwill is no longer amortized to earnings but will be subject to writeoff if and when it is determined that an impairment in value exists. The company assesses the carrying value of goodwill based on the underlying discounted cash flows and operating results of its subsidiaries. Management has compared the carrying value of goodwill balances as at December 31, 2002 and the estimated fair values of the underlying operations and concluded that there was no impairment in the value of goodwill.

Other assets include loans receivable and shares held in connection with the company’s management share purchase and restricted stock grant programs and miscellaneous other balances.

Accounts payable and accrued liabilities include employee related liabilities, amounts due to brokers and agents including contingent commissions, liabilities for operating expenses incurred in the normal course of business, dividends payable to policyholders, salvage and subrogation payable and other similar balances.

Funds withheld payable to reinsurers represent premiums and accumulated accrued interest (at an average interest crediting rate of approximately 7% per annum) on aggregate stop loss reinsurance treaties, principally relating to the Swiss Re Cover ($505.8), OdysseyRe ($368.3), Crum & Forster ($325.2) and TIG ($244.5). In 2002, $120.8 of interest expense accrued to reinsurers on these funds withheld; the company’s total interest and dividend income of $657.7 in 2002 was net of this interest expense. The impact of the interest crediting rate on funds withheld payable to reinsurers on the gross investment yield from the investment portfolio is discussed on page 105. Claims payable under such treaties are paid first out of the funds withheld balances.

Provision for claims consists of the gross amount of individual case reserves established by the insurance and runoff companies, individual case estimates reported by ceding companies to the reinsurance (or runoff) companies and management’s estimate of claims incurred but not reported (IBNR) based on the volume of business currently in force and the historical experience on claims. Please see Provision for Claims beginning on page 69 for a detailed discussion of the company’s provision for claims.

Unearned premiums are described above under Deferred premium acquisition costs.

Purchase consideration payable is the discounted amount payable over the next 15 years for acquiring an additional interest in TRG, as described on page 61.

Non-controlling interests on the company’s consolidated balance sheets represent the minority shareholders’ 26.2% share of the underlying net assets of OdysseyRe ($424.2), 25.0%

share of the underlying net assets of Lindsey Morden ($62.0) and 44.0% share of the underlying net assets of OdysseyRe’s subsidiary, First Capital ($21.9). All of the assets and liabilities, including long term debt, of these companies are included in the company’s consolidated balance sheet.

Excess of net assets acquired over purchase price paid (negative goodwill) represents the aggregate unamortized amount of such excess, which arose as a result of the company’s acquisition of certain companies at prices less than the fair value of the underlying net tangible assets acquired. In accordance with changes in Canadian accounting standards, the balance of negative goodwill of $51.4 was added to the company’s retained earnings as of January 1, 2002 as described in note 2 to the consolidated financial statements.

Provision for Claims

Since 1985, in order to ensure so far as possible that the company’s provision for claims (often called “reserves”) is adequate, management has established procedures so that the provision for claims at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the chief actuary at Fairfax’s head office, and one or more independent actuaries, including an independent valuation actuary whose report appears in each Annual Report.

As noted in the Valuation Actuary’s Report on page 29, Fairfax records the provision for claims on an undiscounted basis. Except in cases where the discount is offset by a credit in Fairfax’s acquisition accounting, Fairfax’s property and casualty insurance, reinsurance and runoff subsidiaries’ reserves are recorded on an undiscounted basis, in accordance with Fairfax’s accounting policy, and consequently none of these subsidiaries generate earnings by virtue of discounting reserves.

In the ordinary course of carrying on their business, Fairfax’s insurance, reinsurance and runoff companies pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Common situations where assets are so pledged, either directly, or to support letters of credit issued for the following purposes, are regulatory deposits (such as with states for workers compensation business), deposits of funds at Lloyd’s in support of London market underwriting, and the provision of security as a non-admitted company, as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $3.8 billion of cash and investments pledged by the company’s subsidiaries, referred to in note 3 to the financial statements, has been pledged in the ordinary course of business to support the subsidiary’s own obligations, as described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company’s obligations).

Claim provisions are established by the case method as claims are reported. The provisions are subsequently adjusted as additional information on the estimated amount of a claim becomes known during the course of its settlement. A provision is also made for management’s calculation of factors affecting the future development of claims including IBNR based on the volume of business currently in force and the historical experience on claims.

FAIRFAX FINANCIAL HOLDINGS LIMITED

As time passes, more information about the claims becomes known and provision estimates are appropriately adjusted upward or downward. Because of the estimation elements encompassed in this process, and the time it takes to settle many of the more substantial claims, several years are required before a meaningful comparison of actual losses to the original provisions can be developed.

The development of the provision for claims is shown by the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Unfavourable development means that the original reserve estimates were lower than subsequently indicated. The $528.9 aggregate unfavourable development in 2002, of which $336.1 relates to TIG (included in runoff), is comprised as shown in the following table:

Canadian insurance subsidiaries	(1.7)
U.S. insurance subsidiaries	37.1
Reinsurance subsidiaries	128.9
Runoff subsidiaries	364.6

528.9

The following table presents a reconciliation of the provision for claims and loss adjustment expense (LAE) for the insurance, reinsurance and runoff lines of business for the past five years. As shown in the table, the sum of the provision for claims for all of Fairfax’s insurance, reinsurance and runoff subsidiaries is $21,165.1 as at December 31, 2002 – the amount shown as Provision for claims on Fairfax’s consolidated balance sheet on page 25.

Reconciliation of Provision for Claims

and LAE as at December 31

	2002	2001	2000	1999	1998
Insurance subsidiaries owned throughout the year – net of indemnification	3,511.0	5,603.8	5,538.5	4,258.2	1,107.6
Insurance subsidiaries acquired during the year	64.0	25.7	71.4	1,187.2	3,802.8

Total insurance subsidiaries	3,575.0	5,629.5	5,609.9	5,445.4	4,910.4

Reinsurance subsidiaries owned throughout the year	3,669.0	3,356.7	3,641.3	2,732.9	2,981.6
Reinsurance subsidiaries acquired during the year	16.2	–	–	1,394.9	1,362.3

Total reinsurance subsidiaries	3,685.2	3,356.7	3,641.3	4,127.8	4,343.9

Runoff subsidiaries owned throughout the year	4,438.8	2,448.6	2,307.7	1,733.0	–
Runoff subsidiaries acquired during the year	–	–	–	873.3	–

Total runoff subsidiaries	4,438.8	2,448.6	2,307.7	2,606.3	–

Federated Life	28.9	29.4	30.7	28.5	26.7
Ranger indemnification	–	–	–	–	14.0

Total provision for claims and LAE	11,727.9	11,464.2	11,589.6	12,208.0	9,295.0
Reinsurance gross-up	9,437.2	10,621.6	8,636.2	8,234.2	3,866.2

Total including gross-up	21,165.1	22,085.8	20,225.8	20,442.2	13,161.2

The seven tables that follow show the reconciliation and the reserve development of the insurance (Canadian and U.S.), reinsurance and runoff subsidiaries’ provision for claims, before the Swiss Re Cover. Cessions to the Swiss Re Cover by group for 2002 and prior years are set out under Swiss Re premium on page 65. Because business is written in various locations, there will necessarily be some distortions caused by foreign exchange fluctuations. The insurance subsidiaries’ tables are presented in Canadian dollars for the Canadian subsidiaries and in U.S. dollars for the U.S. subsidiaries. The reinsurance and runoff subsidiaries’ tables are presented in U.S. dollars as the reinsurance and runoff businesses are substantially transacted in that currency.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Canadian Insurance Subsidiaries

The following table shows for Fairfax’s Canadian insurance subsidiaries the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 1998 through 2002. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

Reconciliation of Provision for Claims –

Canadian Insurance Subsidiaries

	2002	2001	2000	1999	1998
Provision for claims and LAE at January 1	934.8	896.1	890.4	818.8	764.0

Incurred losses on claims and LAE
Provision for current accident year’s claims	652.0	537.3	502.8	561.0	545.3
Increase (decrease) in provision for prior accident years’ claims	(1.7)	43.6	(17.1)	(8.0)	(2.5)

Total incurred losses on claims and LAE	650.3	580.9	485.7	553.0	542.8

Payments for losses on claims and LAE
Payments on current accident year’s claims	(254.2)	(245.5)	(215.0)	(231.0)	(239.4)
Payments on prior accident years’ claims	(297.9)	(296.7)	(265.0)	(250.4)	(248.6)

Total payments for losses on claims and LAE	(552.1)	(542.2)	(480.0)	(481.4)	(488.0)

Provision for claims and LAE at December 31	1,033.0	934.8	896.1	890.4	818.8

The company strives to establish adequate provisions at the original valuation date. It is the company’s objective to have favourable development from the past. The reserves will always be subject to upward or downward development in the future.

The following table shows for Fairfax’s Canadian insurance subsidiaries the original provision for claims reserves including LAE at each calendar year-end commencing in 1992 with the subsequent cumulative payments made from these years and the subsequent re-estimated amount of these reserves. The following Canadian insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year
Acquired
Markel	1985
Federated	1990
Commonwealth	1990
Lombard (and CRC (Bermuda))	1994

Provision for Canadian Insurance Subsidiaries’ Claims Reserve Development

As at
December 31	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Provision for claims including LAE	179.6	185.0	673.8	695.3	746.1	764.0	818.8	890.4	896.1	934.8	1,033.0
Cumulative payments as of:
One year later	56.8	63.0	233.8	219.9	238.9	248.6	250.4	265.0	296.7	297.9
Two years later	87.9	105.5	351.6	355.0	386.4	392.7	409.9	439.6	489.1
Three years later	110.6	127.4	457.7	455.3	494.0	504.8	536.7	594.8
Four years later	126.1	147.3	525.5	532.0	577.1	588.6	642.9
Five years later	137.7	159.5	577.5	585.8	633.4	651.7
Six years later	146.0	166.0	612.7	628.0	672.7
Seven years later	150.6	170.9	645.7	653.5
Eight years later	154.1	175.0	663.2
Nine years later	157.7	177.1
Ten years later	159.1
Reserves re-estimated as of:
One year later	179.9	187.8	677.9	678.6	734.1	761.6	810.8	873.3	939.7	933.1
Two years later	174.8	191.8	676.8	692.9	743.4	758.6	808.3	902.5	948.1
Three years later	171.8	197.8	685.7	704.4	748.5	757.0	833.8	915.4
Four years later	177.5	198.7	688.8	707.1	750.2	780.5	842.0
Five years later	177.4	199.3	695.9	705.7	764.6	788.6
Six years later	178.0	197.7	694.5	718.1	774.4
Seven years later	175.9	198.8	709.7	727.0
Eight years later	178.0	198.7	718.0
Nine years later	177.4	208.2
Ten years later	186.4
Favourable (unfavourable) development	(6.8)	(23.2)	(44.2)	(31.7)	(28.3)	(24.6)	(23.2)	(25.0)	(52.0)	1.7

Note that when in any year there is a reserve strengthening or redundancy for a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

After $43.6 of unfavourable development in 2001, as explained in the 2001 Annual Report, the Canadian insurance subsidiaries had favourable development of $1.7 in 2002, consisting of favourable development at Federated ($8.8) and Lombard ($4.8), partially offset by unfavourable development at Markel ($2.0) and Commonwealth ($9.9). Markel’s adverse development resulted from changes in internal claim management practices and primarily affected the 1999 and 2000 accident years; it has been conservatively treated as adverse development rather than as an earlier recognition of the losses with an offsetting reduction in IBNR. Commonwealth’s adverse development relates to exposure on pre-1990 claims.

Future development could be significantly different from the past due to many unknown factors.

U.S. Insurance Subsidiaries

The following table shows for Fairfax’s U.S. insurance subsidiaries the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 1998 through 2002. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reconciliation of Provision for Claims –

U.S. Insurance Subsidiaries

	2002		2001		2000		1999		1998
	(US$)		(US$)		(US$)		(US$)		(US$)
Provision for claims and LAE at January 1 for Ranger, for C&F and Falcon beginning in 1999, for TIG beginning in 2000, for Seneca beginning in 2001 and for Winterthur (Asia) beginning in 2002		2,941.0		3,138.3		3,138.6		2,693.9		184.0

Incurred losses on claims and LAE
Provision for claims and LAE for TIG transferred to runoff at January 1		(1,242.6)		–		–		–		–

Provision for current accident year’s claims		628.6		1,448.3		1,317.1		624.7		104.5
Increase in provision for prior accident years’ claims		23.6		69.4		284.8		29.8		43.8

Total incurred losses on claims and LAE		652.2		1,517.7		1,601.9		654.5		148.3

Payments for losses on claims and LAE
Payments on current accident year’s claims		(179.4)		(434.7)		(434.6)		(272.5)		(40.5)
Payments on prior accident years’ claims		(602.6)		(1,296.4)		(1,215.1)		(755.3)		(70.1)

Total payments for losses on claims and LAE		(782.0)		(1,731.1)		(1,649.7)		(1,027.8)		(110.6)

Provision for claims and LAE at December 31		1,568.6		2,924.9		3,090.8		2,320.6		221.7
Provision for claims and LAE for Old Lyme at December 31		40.5		–		–		–		–
Provision for claims and LAE for Winterthur (Asia) at December 31		–		16.1		–		–		–
Provision for claims and LAE for Seneca Insurance at December 31		–		–		47.5		–		–
Provision for claims and LAE for TIG Specialty Insurance
at December 31		–		–		–		818.0		–
Provision for claims and LAE for C&F at December 31		–		–		–		–		2,466.7
Provision for claims and LAE for Falcon at December 31		–		–		–		–		5.5

Provision for claims and LAE for U.S. insurance subsidiaries at December 31 before indemnification		1,609.1		2,941.0		3,138.3		3,138.6		2,693.9
Reserve indemnification		–		–		–		–		(34.0)

Provision for claims and LAE for U.S. insurance subsidiaries after indemnification		1,609.1		2,941.0		3,138.3		3,138.6		2,659.9
Exchange rate		1.5798		1.5963		1.5020		1.4513		1.5382
Converted to Canadian dollars	C$	2,542.0	C$	4,694.7	C$	4,713.8	C$	4,555.0	C$	4,091.6

The company strives to establish adequate provisions at the original valuation date. It is the company’s objective to have favourable development from the past. The reserves will always be subject to upward or downward development in the future.

The following table shows for Fairfax’s U.S. insurance subsidiaries the original provision for claims reserves including LAE at each calendar year-end commencing in 1993 (the date of Ranger’s acquisition) with the subsequent cumulative payments made from these years and the subsequent re-estimated amounts of these reserves. The following U.S. insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year Acquired
Ranger	1993
C&F	1998
Falcon	1998
TIG	1999
Seneca	2000
Winterthur (Asia)	2001
Old Lyme	2002

Provision for U.S. Insurance Subsidiaries’ Claims Reserve Development

As at	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
December 31	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Provision for claims
including LAE	173.9	154.9	157.8	187.6	184.0	2,693.9	3,138.6	3,138.3	2,941.0	2,998.3
Provision for claims including LAE for TIG
(transferred to runoff)	–	–	–	–	–	–	(769.0)	(1,130.4)	(1,242.6)	(1,389.2)

Provision for claims including LAE	173.9	154.9	157.8	187.6	184.0	2,693.9	2,369.6	2,007.9	1,698.4	1,609.1
Cumulative payments as of:
One year later	78.5	89.1	69.4	79.8	70.1	755.3	804.7	807.3	602.6
Two years later	141.7	130.0	119.9	125.3	128.0	1,363.2	1,428.1	1,193.4
Three years later	169.3	158.7	135.2	157.5	168.9	1,822.7	1,701.8
Four years later	185.8	166.9	155.2	184.1	212.8	2,067.3
Five years later	188.3	179.9	171.8	204.6	222.7
Six years later	194.4	193.9	174.8	209.3
Seven years later	197.7	193.3	175.3
Eight years later	196.5	192.7
Nine years later	195.3
Reserves re-estimated as of:
One year later	171.4	191.0	183.2	196.3	227.8	2,723.7	2,406.8	1,998.5	1,722.0
Two years later	199.6	206.9	190.9	229.1	236.3	2,715.8	2,460.8	2,016.8
Three years later	214.5	216.8	210.8	236.3	251.9	2,765.8	2,474.2
Four years later	222.2	226.0	212.9	246.7	279.0	2,781.0
Five years later	227.6	229.8	216.2	261.1	279.0
Six years later	229.4	232.0	220.6	261.1
Seven years later	232.9	235.7	220.6
Eight years later	236.8	235.7
Nine years later	236.8
Favourable (unfavourable) development	(62.9)	(80.8)	(62.8)	(73.5)	(95.0)	(87.1)	(104.6)	(8.9)	(23.6)

Note that when in any year there is a reserve strengthening or redundancy for a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that

FAIRFAX FINANCIAL HOLDINGS LIMITED

prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The U.S. insurance subsidiaries had unfavourable development of US$23.6 in 2002. Crum & Forster’s adverse development of US$20.9 resulted from World Trade Center losses of US$1.3, uncollectible third party deductibles of US$4.2, uncollectible reinsurance and commutation costs of US$2.8, involuntary pools of US$3.4 and unallocated loss adjustment expenses of US$3.3, as well as a strengthening of asbestos, hazardous waste and other latent reserves for accident years 1998 and prior by US$67.8 which was partially offset by redundancies of US$61.9 in non-latent reserves for the same period. Falcon had adverse development of US$3.0, resulting from a reallocation of reinsurance recoveries between accident years, while TIG’s continuing business (including Ranger) had favourable development of US$0.3 (TIG’s unfavourable development on its discontinued business is included in the runoff segment). Seneca had no significant changes in its prior years’ reserve estimates.

Future development could be significantly different from the past due to many unknown factors.

Reinsurance Subsidiaries

The following table shows for Fairfax’s reinsurance subsidiaries the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 1998 through 2002. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

Reconciliation of Provision for Claims –

Reinsurance Subsidiaries

	2002	2001	2000	1999	1998
	(US$)	(US$)	(US$)	(US$)	(US$)
Provision for claims and LAE at January 1 (in 1997, only for Odyssey Reinsurance (New York) and Wentworth)	2,102.8	2,424.3	2,844.2	2,824.0	2,157.7
Provision for claims and LAE for CTR, Sphere Drake, RiverStone Stockholm and Dai Tokyo (UK) (transferred to runoff)	–	(388.2)	(67.4)	(1,264.4)	–

Adjusted provision for claims and LAE at January 1	2,102.8	2,036.1	2,776.8	1,559.6	2,157.7

Incurred losses on claims and LAE
Provision for current accident year’s claims	926.1	739.6	523.6	623.7	504.3
Increase (decrease) in provision for prior accident years’ claims	82.0	45.8	62.1	(15.9)	26.0

	2002		2001		2000		1999		1998
	(US$)		(US$)		(US$)		(US$)		(US$)
Total incurred losses on claims and LAE		1,008.1		785.4		585.7		607.8		530.3

Payments for losses on claims and LAE
Payments on current accident year’s claims		(215.0)		(100.2)		(36.9)		(6.4)		(292.3)
Payments on prior accident years’ claims		(573.5)		(618.5)		(901.3)		(277.9)		(457.3)

Total payments for losses on claims and LAE		(788.5)		(718.7)		(938.2)		(284.3)		(749.6)

Provision for claims and LAE at December 31		2,322.4		2,102.8		2,424.3		1,883.1		1,938.4
Provision for claims and LAE for RiverStone Stockholm and ORC Re at December 31		–		–		–		–		885.6
Provision for claims and LAE for TIG Re at December 31		–		–		–		961.1		–
Provision for claims and LAE for First Capital at December 31		10.3		–		–		–		–

Provision for claims and LAE for reinsurance subsidiaries at December 31		2,332.7		2,102.8		2,424.3		2,844.2		2,824.0
Exchange rate		1.5798		1.5963		1.5020		1.4513		1.5382
Converted to Canadian dollars	C$	3,685.2	C$	3,356.7	C$	3,641.3	C$	4,127.8	C$	4,343.9

The company strives to establish adequate provisions at the original valuation date. It is the company’s objective to have favourable development from the past. The reserves will always be subject to upward or downward development in the future.

The following table shows for Fairfax’s reinsurance subsidiaries the original provision for claims reserves including LAE at each calendar year-end commencing in 1996 (the date of Odyssey Reinsurance (New York)’s acquisition) with the subsequent cumulative payments made from these years and the subsequent re-estimated amount of these reserves. The following reinsurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Wentworth	1996
Odyssey Reinsurance (New York)	1996
CTR (transferred to runoff January 1, 2001)	1997
Sphere Drake (transferred to runoff July 1, 1999)	1997
TIG Re (now Odyssey America Re)	1999
First Capital	2002

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for Reinsurance Subsidiaries’ Claims Reserve Development

	1996	1997	1998	1999	2000	2001	2002
As at December 31	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Provision for claims including LAE	858.5	2,157.7	2,824.0	2,844.2	2,424.3	2,102.8	2,332.7
Provision for claims including LAE for Sphere Drake, RiverStone Stockholm and Dai Tokyo (UK) (transferred to runoff)	–	(886.5)	(1,264.4)	(67.4)	–	–	–
Provision for claims including LAE for CTR (transferred to runoff)	–	(420.4)	(451.7)	(546.5)	(388.2)	–	–

Adjusted provision for claims including LAE	858.5	850.8	1,107.9	2,230.3	2,036.1	2,102.8	2,332.7
Cumulative payments as of:
One year later	119.7	124.9	50.3	630.8	618.5	573.5
Two years later	229.1	231.5	180.1	1,111.8	1,033.0
Three years later	314.0	332.6	288.5	1,403.9
Four years later	387.6	410.0	352.8
Five years later	447.8	464.4
Six years later	505.3
Reserves re-estimated as of:
One year later	850.6	833.6	1,113.9	2,239.5	2,081.9	2,184.8
Two years later	834.3	840.5	1,132.5	2,262.7	2,175.8
Three years later	857.2	847.8	1,117.8	2,348.0
Four years later	868.9	820.1	1,132.2
Five years later	852.1	819.6
Six years later	851.9
Favourable (unfavourable) development	6.6	31.2	(24.3)	(117.7)	(139.7)	(82.0)

Note that when in any year there is a reserve strengthening or redundancy for a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The unfavourable development of US$82.0 in 2002 was due to adverse development on the 1996 to 2000 casualty business (US$95.0) in the Americas division (mostly from excess general liability, excess workers compensation and excess medical malpractice) and the London division (mostly from E&O, D&O, commercial auto liability and proportional quota shares on U.S. MGA-controlled program business) and a strengthening of APH reserves for years prior to 1995 (US$15.0), partially offset by favourable development on the 2001 accident year of US$11.0 and 1995 and prior years of US$17.0. The unfavourable development of US$82.0 in

2002 and of $45.8 in 2001 to a large extent reflected the soft insurance markets of the late 1990s.

Future development could be significantly different from the past due to many unknown factors.

Runoff Subsidiaries

The following table shows for Fairfax’s runoff subsidiaries the provision for claims liability for unpaid losses and LAE as originally and as currently estimated since 1998 (the date of RiverStone Stockholm’s acquisition). The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reconciliation of Provision for Claims –

Runoff Subsidiaries

	2002		2001		2000		1999
	(US$)		(US$)		(US$)		(US$)
Provision for claims and LAE at January 1 for RiverStone Stockholm and Sphere Drake, and for TRG beginning in 2000		1,533.9		1,536.4		1,795.8		1,264.5
Provision for claims and LAE for CTR and Dai Tokyo (UK) (transferred to runoff)		–		388.2		67.4		–
Provision for claims and LAE for TIG (transferred to runoff)		1,242.6		–		–		–

		2,776.5		1,924.6		1,863.2		1,264.5

Incurred losses on claims and LAE
Foreign exchange effect on claims		31.7		24.8		5.0		(19.1)
Provision for current accident year’s claims		647.6		46.5		155.7		187.8
Increase in provision for prior accident years’ claims		232.0		184.8		123.1		40.7

Total incurred losses on claims and LAE		911.3		256.1		283.8		209.4

Payments for losses on claims and LAE
Payments on current accident year’s claims		(132.8)		0.1		(46.7)		(99.4)
Payments on prior accident years’ claims		(745.3)		(646.9)		(563.9)		(180.4)

Total payments for losses on claims and LAE		(878.1)		(646.8)		(610.6)		(279.8)

Provision for claims and LAE at December 31		2,809.7		1,533.9		1,536.4		1,194.1
Provision for claims and LAE for TRG at December 31		–		–		–		601.7

Provision for claims and LAE for runoff subsidiaries at December 31		2,809.7		1,533.9		1,536.4		1,795.8
Exchange rate		1.5798		1.5963		1.5020		1.4513
Converted to Canadian dollars	C$	4,438.8	C$	2,448.6	C$	2,307.7	C$	2,606.3

The unfavourable development of US$232.0 in 2002 related to additional development of TIG’s and Sphere Drake’s reserves of US$213.9 and US$28.1 respectively, partially offset by favourable development of RiverStone (UK)’s reserves of US$10.0. The major portion (about US$160) of the development of TIG’s reserves related to workers compensation, sports and leisure general liability and medical malpractice business; the reserve increases in these businesses were mainly from the 2000 and 2001 accident years, although the workers compensation line also experienced significant development on older accident years following a comprehensive review of aged pending cases. The major portion of the rest of TIG’s development related to environmental (ECRA) and excess casualty lines, and the commutation of a ceded aggregate stop loss treaty; the development in these areas was largely from older accident years.

The company strives to establish adequate provisions at the original valuation date. It is the company’s objective to have favourable development from the past. The reserves will always be subject to upward or downward development in the future.

Asbestos, Pollution and Other Hazards

Note:     In this Asbestos, Pollution and Other Hazards section, figures and amounts are in US$ and $ millions except as otherwise indicated. Figures may not add due to rounding. Comparative figures have been restated from those disclosed in the 2001 Annual Report to reflect the uniform exclusion of unallocated loss adjustment expenses.

         General APH Discussion

A number of Fairfax’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims, claims alleging injury, damage or clean up costs arising from environmental pollution, and other health hazard related claims (APH). The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these claims. This uncertainty impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from any other type of contractual claim because there is little consistent precedent to determine what, if any, coverage exists or which, if any, policy years and insurers/ reinsurers may be liable. These uncertainties are exacerbated by inconsistent court decisions and judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts and in others have expanded theories of liability. The industry as a whole is engaged in extensive litigation over these coverages and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify APH exposures. As a result, conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims because of inadequate development patterns and inconsistent emerging legal doctrine.

Since Fairfax’s acquisition of an interest in TRG in 1999, RiverStone has managed the group’s direct APH claims. In light of the intensive claim settlement process for these claims, which involves comprehensive fact gathering and subject matter expertise, management believes it is prudent to have a centralized claim facility to handle these claims on behalf of all the Fairfax groups. RiverStone’s APH claim staff focuses on defending the company’s groups against unwarranted claims, pursuing aggressive claim handling and proactive resolution strategies, and minimizing costs. Over half of the members of this staff are attorneys experienced in asbestos and environmental pollution liabilities. At OdysseyRe a dedicated claim unit also

FAIRFAX FINANCIAL HOLDINGS LIMITED

manages its APH exposure. This unit performs audits of company policyholders with significant asbestos and environmental pollution to assess their potential liabilities. This unit also monitors developments within the insurance industry having a potential impact on their reserves.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from APH exposures at year-end 2002, 2001, and 2000 and the movement in gross and net reserves for those years:

	2002		2001		2000

	Gross	Net	Gross	Net	Gross	Net
U.S. Companies
Provision for APH claims and ALAE at January 1	2,044.8	825.3	2,042.7	769.8	2,360.7	780.3
APH losses and ALAE incurred during the year	218.0	116.1	289.1	119.2	365.7	140.7
APH losses and ALAE paid during the year	321.3	64.8	287.0	63.7	683.6	151.1
Provision for APH claims and ALAE at December 31	1,941.5	876.6	2,044.8	825.3	2,042.7	769.8
European Companies
Provision for APH claims and ALAE at January 1(1)	154.3	102.4	320.6	224.4	260.5	164.0
APH losses and ALAE incurred during the year	39.1	17.1	30.7	23.6	45.0	50.6
APH losses and ALAE paid during the year	9.1	10.9	197.0	145.6	16.5	13.8
Provision for APH claims and ALAE at December 31	184.2	108.5	154.3	102.4	289.1	200.8
Fairfax Total
Provision for APH claims and ALAE at January 1(1)	2,199.1	927.7	2,363.3	994.2	2,621.2	944.3
APH losses and ALAE incurred during the year	257.1	133.2	319.8	142.7	410.7	191.3
APH losses and ALAE paid during the year	330.5	75.7	484.0	209.2	700.1	164.9
Provision for APH claims and ALAE at December 31	2,125.7	985.2	2,199.1	927.7	2,331.8	970.7

(1)	Reflects the inclusion of Dai Tokyo (UK) commencing in 2001

In 2001, the Fairfax groups commuted their assumed liabilities and reinsurance recoverables (excluding certain facultative contracts) balances with Equitas, and settled another commutation involving substantial APH exposure which impacted the reported paid results and reduced the outstanding APH exposures for the European subsidiaries by almost half. In 2000, there was a buyback and cancellation of a major APH exposure policy in Crum & Forster (C&F) (note that the current Crum & Forster is only a small portion of the much larger insurance operation known some time back as Crum & Forster before it was divided into various companies which were sold separately by Talegen). These commutations were beneficial to the company. However, because a commutation (which includes for this purpose a buyback and cancellation) constitutes a prepayment of the commuted claims, the effect of these commutations on the preceding table is to create an unrepresentative amount of paid claims in the year of commutation.

Asbestos Claim Discussion
Asbestos continues to be the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. The company believes that the insurance industry has been adversely affected by judicial interpretations that have had the effect of maximizing insurance recoveries for asbestos claims, from both a coverage and liability perspective. Generally speaking, only policies underwritten prior to 1986 have potential asbestos exposure, since most policies underwritten after this date contained an absolute asbestos exclusion.

Over the past few years the industry has experienced an increase over prior years in the number of asbestos claimants, including claims by individuals who do not appear to be impaired by asbestos exposure. It is generally expected throughout the industry that this trend will continue. The reasons for this evident increase are many: more intensive advertising by lawyers seeking additional claimants, increased focus by plaintiffs on new and previously peripheral defendants, and an increase in the number of entities seeking bankruptcy protection. To date, this continued flow of claims has forced approximately 60 manufacturers and users of asbestos products into bankruptcy. These bankruptcies have, in turn, aggravated both the volume and the value of claims against viable asbestos defendants. Accordingly, there is a high degree of uncertainty with respect to future exposure from asbestos claims, both in identifying which additional insureds may become targets in the future and in predicting the total number of asbestos claimants.

Many coverage disputes with insureds are resolved only through aggressive settlement efforts. Settlements involving bankrupt insureds may include extensive releases which are favorable to the company’s subsidiaries, but which could result in settlements for larger amounts than originally expected. As it has done in the past, RiverStone will continue to aggressively pursue settlement opportunities.

Early asbestos claims focused on manufacturers and distributors of asbestos-containing products. Thus, the claims at issue largely arose out of the products hazard and typically fell within the policies’ aggregate limits of liability. Increasingly, insureds have been asserting that their asbestos claims are not subject to these aggregate limits and that each individual bodily injury claim should be treated as a separate occurrence, potentially creating even greater exposure for primary insurers. Generally, insureds who assert these positions are installers of asbestos products or property owners who allegedly had asbestos on their property. In addition, in an effort to seek additional insurance coverage some insureds that have eroded their aggregate limits are submitting new asbestos claims as “non-products” or attempting to reclassify previously resolved claims as non-products claims. The extent to which insureds will be successful in obtaining coverage on this basis is uncertain, and, accordingly, it is difficult to predict the ultimate size of the claims for coverage not subject to aggregate limits.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from asbestos exposures at year-end 2002, 2001, and 2000 and the movement in gross and net reserves for those years (throughout this section TIG includes Ranger, and for consistency and the best presentation for understanding, TIG and IIC are presented separately, notwithstanding their merger in December 2002):

	2002		2001		2000

	Gross	Net	Gross	Net	Gross	Net
U.S. Companies
Provision for asbestos claims and ALAE at January 1	1,172.4	445.3	1,150.9	373.5	1,255.4	294.2
Asbestos losses and ALAE incurred during the year	180.7	126.6	209.8	93.9	405.6	135.7
Asbestos losses and ALAE paid during the year	149.0	36.1	188.3	22.1	510.1	56.4
Provision for asbestos claims and ALAE at December 31	1,204.1	535.8	1,172.4	445.3	1,150.9	373.5
European Companies
Provision for asbestos claims and ALAE at January 1 (1)	96.6	60.1	246.3	165.9	188.9	111.4
Asbestos losses and ALAE incurred during the year	34.4	12.2	28.3	21.7	38.4	41.2
Asbestos losses and ALAE paid during the year	3.4	6.8	178.0	127.5	12.5	10.3
Provision for asbestos claims and ALAE at December 31	127.6	65.5	96.6	60.1	214.8	142.3
Fairfax Total
Provision for asbestos claims and ALAE at January 1 (1)	1,269.0	505.4	1,397.4	539.3	1,444.2	405.5
Asbestos losses and ALAE incurred during the year	215.1	138.9	238.1	115.6	444.0	176.9
Asbestos losses and ALAE paid during the year	152.4	42.9	366.4	149.5	522.6	66.7
Provision for asbestos claims and ALAE at December 31	1,331.7	601.3	1,269.0	505.4	1,365.6	515.7

(1)	Reflects the inclusion of Dai Tokyo (UK) commencing in 2001

Following is an analysis of Fairfax’s U.S. based subsidiaries’ gross and net loss and ALAE reserves for asbestos exposures at year-end 2002, 2001, and 2000 and the movement in gross and net reserves for those years:

	2002		2001		2000

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for asbestos claims and ALAE at January 1	674.6	104.3	661.0	100.7	837.9	62.6
Asbestos losses and ALAE incurred during the year	49.5	40.9	93.2	8.9	231.9	47.8
Asbestos losses and ALAE paid during the year	83.7	4.9	79.7	5.3	408.8	9.7
Provision for asbestos claims and ALAE at December 31	640.3	140.3	674.6	104.3	661.0	100.7
C&F
Provision for asbestos claims and ALAE at January 1	261.5	228.1	236.2	174.1	254.5	164.4
Asbestos losses and ALAE incurred during the year	103.7	67.5	75.9	69.3	51.0	39.3
Asbestos losses and ALAE paid during the year	31.7	30.9	50.6	15.2	69.3	29.6
Provision for asbestos claims and ALAE at December 31	333.5	264.8	261.5	228.1	236.2	174.1
OdysseyRe(1)
Provision for asbestos claims and ALAE at January 1	193.8	107.4	205.6	89.2	118.2	54.7
Asbestos losses and ALAE incurred during the year	20.8	11.7	39.6	15.7	114.0	50.3
Asbestos losses and ALAE paid during the year	24.9	1.1	51.4	(2.5)	26.6	15.8
Provision for asbestos claims and ALAE at December 31	189.7	118.0	193.8	107.4	205.6	89.2
TIG
Provision for asbestos claims and ALAE at January 1	42.6	5.4	48.1	9.4	44.8	12.5
Asbestos losses and ALAE incurred during the year	6.7	6.5	1.1	0.1	8.7	(1.8)
Asbestos losses and ALAE paid during the year	8.8	(0.8)	6.6	4.1	5.4	1.3
Provision for asbestos claims and ALAE at December 31	40.5	12.6	42.6	5.4	48.1	9.4

(1)	Net reserves presented for OdysseyRe exclude cessions under a stop loss agreement with ORC Re Limited, a wholly-owned subsidiary of Fairfax. In its financial disclosures OdysseyRe reports net reserves inclusive of cessions under this reinsurance protection.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The most significant individual asbestos exposures involve traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. IIC, which underwrote insurance generally for Fortune 500 type risks between 1971 and 1986 with mostly high layer excess liability coverages (as opposed to primary or umbrella policies), is exposed to these risks and has the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased recently due to the rising volume of claims, the erosion of much of the underlying limits, and the bankruptcies of target defendants. As reflected above, these direct liabilities are very highly reinsured.

Fairfax’s other U.S. based insurers have asbestos exposure related mostly to insureds that are peripheral defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products as well as premise owners. For the most part, these insureds are defendants on a regional rather than nationwide basis. As the financial assets and insurance recoveries of traditional asbestos defendants have been depleted, plaintiffs are increasingly focusing on these peripheral defendants. C&F is experiencing an increase in asbestos claims on first umbrella policies; compared to IIC, these tend to be smaller insureds with a lower amount of limits exposed. OdysseyRe has asbestos exposure arising from reinsurance contracts entered into before 1984 under which liabilities, on an indemnity or assumption basis, was assumed from ceding companies primarily in connection with general liability insurance policies issued by such cedants. OdysseyRe was part of the Fairfax-wide commutation with Equitas in 2001 and recorded the proceeds received from Equitas as negative paid losses. This served to depress losses paid during that year. TIG has both direct and reinsurance assumed asbestos exposures. Like C&F, the direct exposure is characterized by smaller, regional businesses. Asbestos claims presented to TIG have been, for the most part, primary general liability. TIG’s net retention on its direct exposure is protected by an $89 asbestos and environmental (A&E) reinsurance cover provided by Pyramid Insurance Company (owned by Aegon) which is fully collateralized and reflected in the above table. Additionally, TIG’s assumed exposure is reinsured by ARC Insurance Company (also owned by Aegon) and the current ceded balance of $170, for all claim types, is fully collaterized.

Illustrating the above discussion, the following tables present analyses of the underwriting profiles of IIC, C&F, and TIG. The first table is an analysis of the estimated distribution of all policies, listed by attachment point, against which asbestos claims have been presented:

	Estimated %
	of Total Policies

Attachment Point	IIC	C&F	TIG
$0 to $1	9%	84%	77%
$1 to $10	26%	13%	9%
$10 to $20	31%	1%	4%
$20 to $50	17%	1%	2%
Above $50	17%	1%	8%

Total	100%	100%	100%

The next table is similar, showing the distribution of these same policies by the total amount of limits, as opposed to the total number of policies:

	Estimated % of
	Total Policy Limits

Attachment Point	IIC	C&F	TIG
$0 to $1	5%	66%	15%
$1 to $10	19%	26%	30%
$10 to $20	29%	2%	11%
$20 to $50	20%	3%	9%
Above $50	27%	3%	35%

Total	100%	100%	100%

Reserves for asbestos cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, two of the company’s subsidiaries, IIC and C&F, which have the bulk of Fairfax’s asbestos liabilities, evaluate their asbestos exposure on an insured-by-insured basis. Since the mid-1990s these entities have utilized sophisticated, non-traditional methodologies, which draw upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a comprehensive ground-up, exposure-based analysis, which constitutes industry “best practice” approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation, the following factors are considered: available insurance coverage, including the role of any umbrella or excess insurance which have been issued to the insured; limits, deductibles and self insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; the potential role of other insurance; and applicable coverage defenses. The evaluations are based on current trends without any assumption of potentially favorable legislation in the future.

In addition to estimating liabilities for reported asbestos claims, IIC and C&F estimate reserves for additional claims to be reported in the future as well the reopening of any claim closed in the past. This component of the total reported IBNR reserve is estimated using information as to the reporting patterns of known insureds, historical settlement costs per insured, and characteristics of insureds such as limits exposed, attachment points, and the number of coverage years.

Once the gross ultimate exposure for indemnity and allocated loss adjustment expense is determined for each insured and policy year, IIC and C&F estimate the amount ceded to reinsurers by reviewing the applicable facultative and treaty reinsurance, and examining past ceded claim experience.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Given the maturity of its asbestos reserving methodology and the favorable comments received from outside parties, both IIC and C&F believe that the approach is reasonable and comprehensive.

Since their asbestos exposure is considerably less than IIC and C&F, OdysseyRe and TIG do not use the above methodology to establish asbestos reserves. Case reserves are established where sufficient information has been developed to indicate the involvement of a specific insurance policy, and at OdysseyRe may include an additional amount as determined by the company’s dedicated asbestos and environmental pollution claims unit based on the claims audits of cedants. In addition, bulk IBNR reserves based on various methods such as loss development, market share, and frequency and severity utilizing industry benchmarks of ultimate liability are established to cover additional exposures on both reported and unasserted claims as well as for allocated claim adjustment costs.

The following table presents the carried gross reserves at IIC and C&F by insured category:

					Average
	Number of	% of Total	Total	% of Total	Reserve
	Accounts	2002 Paid	Reserves	Reserves	per Account
IIC
Accounts with Settlement Agreements
Structured Settlements	1	0.2%	47.6	7.4%	48
Coverage in Place	7	95.1%	290.8	45.4%	42

Total	8	95.2%	338.4	52.8%	42

Other Open Accounts
Active(1)	13	2.2%	57.9	9.0%	4
Not Active	159	1.7%	89.8	14.0%	1

Total	172	3.9%	147.6	23.1%	1

Additional Unallocated IBNR	–	–	111.0	17.3%

Total Direct	180	99.1%	597.0	93.2%

Assumed Reinsurance		0.9%	43.3	6.8%

Total		100.0%	640.3	100.0%

					Average
	Number of	% of Total	Total	% of Total	Reserve
	Accounts	2002 Paid	Reserves	Reserves	per Account
C&F
Accounts with Settlement Agreements
Structured Settlements	1	0.0%	1.9	0.6%	2
Coverage in Place	3	5.1%	31.3	9.4%	10

Total	4	5.1%	33.2	9.9%	8

Other Open Accounts
Active(1)	127	91.6%	170.0	51.0%	1
Not Active	296	3.3%	62.4	18.7%	0

Total	423	94.9%	232.4	69.7%	1

Additional Unallocated IBNR	–	–	68.0	20.4%

Total Direct	427	100.0%	333.5	100.0%

(1)	Accounts with any past paid indemnity

As shown, the majority of the direct asbestos exposure at IIC is from insureds with current settlement agreements in place. The one listed active structured settlement is an agreement to a fixed amount to be paid over a five-year period beginning in 2010. The carried reserves support the ultimate stream of these payments without any consideration for discounting. The seven coverage-in-place agreements provide specific amounts of insurance coverage and may include annual caps on payments. Reserves are established based on the evaluation of the various exposure factors affecting asbestos claims (these were previously discussed more fully in the above paragraphs) and are set equal to the undiscounted expected payout under each agreement. Of all the other open accounts only 13 are considered active – i.e. an account with a prior indemnity payment. These other open accounts are not deemed to be as significant and arise mostly from “third tier” or smaller exposures, as the average expected gross loss for the active accounts is $4 as compared to an average of $42 for those accounts with settlement agreements. Reserves for each of these other open accounts are also established based on a similar exposure analyses. Additional unallocated IBNR represents a loss reserve provision for additional claims to be reported in the future as well the reopening of any claim closed in the past. (The considerations for this provision were previously discussed.) Reflecting its historical underwriting profile, C&F has only a handful of settlement agreements in place as the vast majority of its asbestos claims arise from peripheral defendants who tend to be smaller insureds with a lower amount of limits exposed as evidenced by its low average gross reserve amount per account. C&F is the lead insurer on fewer than 10% of its reported asbestos claims.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Recently, there has been a rash of bankruptcies stemming from an increase in asbestos claimants and now totals some 60 companies. The following table presents an analysis of IIC’s and C&F’s exposure to these entities and shows the potential future exposure:

	IIC		C&F

	Number of	Remaining	Number of	Remaining
	Bankruptcies	Policy Limits	Bankruptcies	Policy Limits
No insurance coverage issued to policyholder	42	–	44	–
Accounts resolved	11	–	13	–
No exposure due to asbestos exclusions	2	–	0	–
Potential future exposure	5	112	3	16

Total	60	112	60	16

As part of the overall review of its asbestos exposure, Fairfax compares its level of reserves to various industry benchmarks. The most widely reported benchmark is the survival ratio, which represents the outstanding loss and ALAE reserves (including IBNR) at December 31 divided by the average paid loss and ALAE expenses for the past three years. The three year historical period is consistent with the period used by A.M. Best for this purpose. Two adjustments should be made to make this statistic meaningful. One, because there is a high degree of certainty regarding the ultimate liabilities for those claims subject to settlement agreements, it is appropriate to exclude those outstanding loss reserves and historical loss payments; and two, additional reinsurance coverage which will protect any adverse development of the reported reserves needs to be considered. The following table presents both the unadjusted and adjusted asbestos survival ratios for IIC, C&F and OdysseyRe:

		Amounts	Amounts
		Subject to	Net of
		Settlements	Settlements
	Reported	Agreements	Agreements
IIC
Net Loss and ALAE Reserves	140.3	4.2	136.1
3-year average net paid losses and ALAE	6.6	1.2	5.4
3-year Survival Ratios (before reinsurance protection)	21.2		25.1
3-year Survival Ratios (after reinsurance protection)	24.9		29.7
C&F
Net Loss and ALAE Reserves	264.8	11.6	253.2
3-year average net paid losses and ALAE	25.2	8.7	16.5
3-year Survival Ratios (before reinsurance protection)	10.5		15.3
3-year Survival Ratios (after reinsurance protection)	17.0		25.3

		Amounts	Amounts
		Subject to	Net of
		Settlements	Settlements
	Reported	Agreements	Agreements
OdysseyRe
Net Loss and ALAE Reserves	118.0	–	118.0
3-year average net paid losses and ALAE	4.8	–	4.8
3-year Survival Ratios	24.6		24.6
Adjusted 3-year Survival Ratios	8.6		8.6
(Adjusted for the Equitas commutation in 2001)

The survival ratio after reinsurance protection includes the remaining indemnification at IIC of $25 net from Ridge Re (this is the estimated portion of the remaining $101 indemnification attributable to adverse net loss reserve development), while the C&F survival ratio after reinsurance protection includes the remaining indemnification of $100 for Inter-Ocean (part of the American Re group) and $65 for Swiss Re ($100 of limit less $35 premium cost).

Another industry benchmark which is reviewed by Fairfax is the relationship of asbestos loss and ALAE reserves to the estimated ultimate asbestos loss – i.e. the sum of cumulative paid losses and the year-end outstanding loss reserves. These comparisons are presented in the following table:

	Gross		Net

		% of Total		% of Total
IIC
Paid Loss and ALAE as of 12/02(1)	404.0	39%	39.1	22%
Reserves (case and IBNR as of 12/02)	640.3	61%	140.3	78%

Ultimate Loss and ALAE as of 12/02	1,044.3	100%	179.5	100%
C&F
Paid Loss and ALAE as of 12/02	433.0	56%	208.4	44%
Reserves (case and IBNR as of 12/02)	333.5	44%	264.8	56%

Ultimate Loss and ALAE as of 12/02	766.5	100%	473.2	100%
OdysseyRe
Paid Loss and ALAE as of 12/02	322.0	63%	107.9	48%
Reserves (case and IBNR as of 12/02)	189.7	37%	118.0	52%

Ultimate Loss and ALAE as of 12/02	511.7	100%	225.9	100%
A.M. Best(2)
Paid Loss and ALAE as of 12/01			24	37%
Reserves (case and IBNR as of 12/01)			41	63%

Ultimate Loss and ALAE as of 12/01			65	100%

(1)	Paid Loss and ALAE as of 12/02 excludes payments of $1,345 and $24, on a gross and net basis respectively, from a settlement with one large asbestos manufacturer.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	Extracted from A.M. Best Report dated October 28, 2002. This report stated that the industry had paid $24 billion on asbestos losses as of December 31, 2001, or about 37% of A.M. Best Co.’s total ultimate industry loss estimate of $65 billion.

In May 2001, A.M. Best Co. raised its estimate of ultimate asbestos losses for the property/ casualty industry to $65 billion, from its 1997 estimate of $40 billion. Based on the fact that the industry had cumulative paid-to-date losses of $24 billion, A.M. Best Co. estimated that the industry would pay an additional $41 billion in the future to resolve its asbestos liabilities, or about 63% of its indicated ultimate asbestos loss as of December 2001. This is in contrast to the 35% ratio based on actual reserves reported by the industry at that time.

As a result of the processes, procedures and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2002 are appropriate based upon known facts, current law and management’s judgment. However, there are a number of uncertainties surrounding the ultimate value of these claims which may result in changes in these estimates as new information emerges. Among these are the following: the unpredictability inherent in litigation, any impact from the bankruptcy protection sought by asbestos producers and defendants, an unanticipated increase in the number of asbestos claimants, the resolution of disputes pertaining to the amount of coverage for “non-products” claims asserted under premises/ operations general liability policies, and future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social or economic environments and their impact on future asbestos claim development. The carried asbestos reserves also do not reflect any benefit from future legislative reforms.

         Environmental Pollution Discussion

Hazardous waste sites present another significant potential exposure. The federal “Superfund” law and comparable state statutes govern the cleanup and restoration of toxic waste sites and formalize the concept of legal liability for cleanup and restoration by “potentially responsible parties” (PRPs). These laws establish the means to pay for cleanup of waste site if PRPs fail to do so, and to assign liabilities to PRPs. Most PRPs named to date are parties who have been generators, transporters, past or present land owners or past or present site operators. Most sites have multiple PRPs. Most insurance policies issued to PRPs were not intended to cover the costs of pollution cleanup. Pollution was not a recognized hazard at the time many of these policies were issued. Over time judicial interpretations in many cases have expanded the scope of coverage and liability beyond the original intent of the policies. Since 1986, however, most general liability policies exclude coverage for such exposures.

There is great uncertainty involved in estimating liabilities related to these exposures. First, the number of waste sites subject to cleanup is unknown. To date, approximately 1,500 cleanup sites have been identified by the Environmental Protection Agency (EPA) and included in its National Priorities List (NPL). State authorities have identified many additional sites. Second, the liabilities of the insured themselves are difficult to estimate. At any given site, the allocation of remediation cost among the PRPs varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions on several issues. These uncertainties are unlikely to be resolved in the near future.

Uncertainties also remain as to the Superfund law itself. The excise tax imposed to fund Superfund lapsed at the end of 1995 and has not been renewed. While a number of proposals to reform Superfund have been put forward by various parties, no reforms have been enacted by Congress since then. It is unclear what position Congress or the Bush administration will take and what legislation, if any, will be enacted in the future. At this time, it is not possible to predict what form any reforms might take and the effect on the insurance industry. In the absence of federal movement on Superfund, though, the enforcement of Superfund liability is shifting to the states who are reconsidering state-level cleanup statutes and regulations. As individual states move forward, the potential for conflicts among states becomes greater, increasing the uncertainty of the cost to remediate state sites.

Within Fairfax, environmental pollution losses have been developing as expected over the past few years as a result of stable claim trends. Claims against Fortune 500 companies are declining, and while insureds with single-site exposures are still active, RiverStone has resolved the majority of disputes with respect to insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from pollution exposures at year-end 2002, 2001, and 2000 and the movement in gross and net reserves for those years:

	2002		2001		2000

	Gross	Net	Gross	Net	Gross	Net
U.S. Companies
Provision for pollution claims and ALAE at January 1	657.8	306.1	664.9	333.8	816.4	409.2
Pollution losses and ALAE incurred during the year	33.7	(14.4)	45.5	(0.2)	(66.4)	(24.6)
Pollution losses and ALAE paid during the year	135.6	27.8	52.5	27.4	85.1	50.8
Provision for pollution claims and ALAE at December 31	556.0	263.9	657.8	306.1	664.9	333.8
European Companies
Provision for pollution claims and ALAE at January 1	57.7	42.3	74.3	58.5	71.6	52.7
Pollution losses and ALAE incurred during the year	4.6	4.9	2.5	1.9	6.6	9.4
Pollution losses and ALAE paid during the year	5.7	4.2	19.0	18.1	4.0	3.5
Provision for pollution claims and ALAE at December 31	56.6	43.0	57.7	42.3	74.3	58.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2002		2001		2000

	Gross	Net	Gross	Net	Gross	Net
Fairfax Total
Provision for pollution claims and ALAE at January 1	715.6	348.4	739.2	392.3	888.0	461.8
Pollution losses and ALAE incurred during the year	38.3	(9.5)	48.0	1.6	(59.8)	(15.2)
Pollution losses and ALAE paid during the year	141.3	32.0	71.5	45.5	89.1	54.3
Provision for pollution claims and ALAE at December 31	612.6	306.9	715.6	348.4	739.2	392.3

Following is an analysis of Fairfax’s U.S. based subsidiaries’ gross and net loss and ALAE reserves from pollution exposures at year-end 2002, 2001, and 2000 and the movement in gross and net reserves for those years:

	2002		2001		2000

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for pollution claims and ALAE at January 1	335.0	103.5	320.9	114.5	453.6	164.8
Pollution losses and ALAE incurred during the year	34.3	(27.4)	35.1	(8.7)	(80.9)	(32.5)
Pollution losses and ALAE paid during the year	66.2	(5.0)	21.0	2.2	51.8	17.9
Provision for pollution claims and ALAE at December 31	303.1	81.1	335.0	103.5	320.9	114.5
C&F
Provision for pollution claims and ALAE at January 1	151.7	124.8	170.6	145.4	192.0	167.2
Pollution losses and ALAE incurred during the year	(22.0)	(3.0)	1.0	2.0	(3.0)	(3.0)
Pollution losses and ALAE paid during the year	15.7	15.9	19.9	22.7	18.4	18.8
Provision for pollution claims and ALAE at December 31	114.1	105.8	151.7	124.8	170.6	145.4
OdysseyRe(1)
Provision for pollution claims and ALAE at January 1	55.5	46.9	53.4	44.3	44.6	35.4
Pollution losses and ALAE incurred during the year	8.0	5.8	6.7	3.3	10.5	10.4
Pollution losses and ALAE paid during the year	17.8	6.5	4.6	0.7	1.7	1.5
Provision for pollution claims and ALAE at December 31	45.7	46.2	55.5	46.9	53.4	44.3
TIG
Provision for pollution claims and ALAE at January 1	115.7	30.9	120.0	29.6	126.1	41.8

	2002		2001		2000

	Gross	Net	Gross	Net	Gross	Net
Pollution losses and ALAE incurred during the year	13.3	10.2	2.7	3.2	7.0	0.5
Pollution losses and ALAE paid during the year	35.9	10.4	7.0	1.8	13.2	12.7
Provision for pollution claims and ALAE at December 31	93.2	30.8	115.7	30.9	120.0	29.6

(1)	Net reserves reported for OdysseyRe exclude cessions under a stop loss agreement with ORC Re Limited, a wholly-subsidiary of Fairfax. In its financial disclosures OdysseyRe reports net reserves inclusive of cessions under this reinsurance protection.

Many insureds have presented claims against various Fairfax subsidiaries for defense costs and for indemnification in connection with environmental pollution matters. As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues the methodology used by the groups to establish pollution reserves is similar to that used for asbestos liabilities. IIC and C&F evaluate the exposure presented by each insured and the anticipated cost of resolution utilizing ground-up, exposure-based analysis that constitutes industry “best practice” approach for pollution reserving. As with asbestos these methods were vetted with outside actuarial consultants and deemed to be reasonable and comprehensive.

In the course of performing these individual insured assessments the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of PRPs at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction. A provision for IBNR is developed, again using methodology similar to that for asbestos liabilities, and an estimate of ceded reinsurance recoveries is calculated. At TIG, a bulk reserving approach is employed based on industry benchmarks of ultimate liability to establish reserves for both reported and unasserted claims as well as for allocated claim adjustment costs.

The following table presents the pollution survival ratios based on net loss and ALAE reserves for IIC, C&F and OdysseyRe:

	IIC	C&F	OdysseyRe
Net Loss and ALAE Reserves	81.1	105.8	46.2
3-year average net paid losses and ALAE	5.0	19.1	2.9
3-year Survival Ratios	16.1	5.5	15.9

To the extent that the reinsurance protection described in the first paragraph on page 91 is not used by IIC or C&F for asbestos claims, it would be available for pollution claims and would significantly improve the above survival ratios.

FAIRFAX FINANCIAL HOLDINGS LIMITED

         Other Mass Tort/Health Hazards Discussion

In addition to asbestos and pollution, Fairfax faces exposure to other types of mass tort claims. These “health hazards” include breast implants, pharmaceutical products, lead paint, noise-induced hearing loss, tobacco, mold and chemical products. Management believes that as a result of its historical underwriting profile and its focus of excess liability coverage on Fortune 500 type entities, IIC has the bulk of these potential exposures within Fairfax. Presently, management believes that tobacco, lead paint and mold are the most significant health hazard exposures facing Fairfax.

As of this date, tobacco companies have not aggressively pursued insurance coverage for tobacco bodily injury claims. One notable exception is a Delaware state court coverage action, Liggett Group, Inc. v. Admiral Ins. Co., in which the Supreme Court of Delaware held in favor of the insurers on four issues: 1) tobacco health hazard exclusions, 2) products hazard exclusions, 3) advertising liability, and 4) named insured provision.

There are no active claims submitted by manufacturers to IIC. One tobacco manufacturer and its parent company have submitted notices of tobacco-related claims to TIG. One smokeless tobacco manufacturer has submitted notices of tobacco-related claims to C&F and has brought a declaratory judgment action. In addition, a small number of notices from distributors/ retailers have also been submitted to TIG and C&F. In most instances these distributors/ retailers have reported that they have secured indemnification agreements from tobacco manufacturers.

RiverStone is monitoring developments in tobacco litigation throughout the country. To date, the tobacco manufacturers have reached settlements in the Broin flight attendants’ class action, and lawsuits brought by the states’ attorneys general, led by Mississippi, Florida, Texas and Minnesota. With one exception, all adverse verdicts against manufacturers from individual suits and class actions, including multi-billion dollar punitive damages awards, are on appeal. The outcome of the pending appeals may impact the manufacturers’ liability as well as their pursuit of insurance coverage.

RiverStone is also monitoring developments in lead paint litigation throughout the country. To date, the paint manufacturers have not entered into any settlements in the underlying matters and have not been the subject of significant adverse verdicts. Accordingly, all payments for manufacturers to date have been for defense, and no payments have been made for manufacturers under any excess insurance issued by Fairfax. The main roadblock to plaintiffs’ success in pursuing paint manufacturers has been their inability to satisfy the burden of product identification. Should the plaintiffs succeed on a market share theory or in scientifically demonstrating which company manufactured the paint product, the lead paint industry will likely seek coverage for their losses. To date, a few Fairfax subsidiaries have received notices of governmental, individual and class actions filed against the paint industry. In addition, two paint manufacturers brought coverage actions against their respective insurers, including certain Fairfax subsidiaries which allegedly issued excess policies. In Glidden, the Court held that the current Glidden entity is not entitled to coverage under policies issued to a predecessor, SCM Corporation. The corporate succession ruling has been appealed by Glidden.

Fairfax subsidiaries are increasingly being asked to defend and indemnify mold property damage and bodily injury claims. The majority of such claims are property damage claims arising in the construction defect context. Despite the media attention regarding health hazards allegedly associated with mold exposure, to date, mold bodily injury claims have not presented significant exposure to Fairfax companies. This is largely because of the failure of plaintiffs to prove a causal relationship between bodily injury and exposure to mold. Though plaintiffs’ lawyers and the media have likened mold to asbestos, there is a consensus among insurance industry analysts that mold will not become “the next asbestos” for the commercial insurance industry. Current mold exclusions should act to stem the tide of such claims, particularly since the alleged injuries do not have long latency periods. Thirty-two states have approved mold exclusions. Many states that have not approved mold exclusions have approved modest sublimits of liability for mold claims.

Following is an analysis of IIC’s and C&F’s gross and net reserves from health hazard exposures at year-end 2002, 2001, and 2000 and the movement in gross and net reserves for those years:

	2002		2001		2000

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for health hazards claims and ALAE at January 1	177.5	46.6	188.8	31.5	226.7	21.0
Health hazards losses and ALAE incurred during the year	7.8	0.6	31.7	22.2	26.1	29.4
Health hazards losses and ALAE paid during the year	34.4	(1.5)	43.0	7.2	63.9	18.9
Provision for health hazards claims and ALAE at December 31	150.8	48.7	177.5	46.6	188.8	31.5
C&F
Provision for health hazards claims and ALAE at January 1	37.0	27.3	38.1	31.1	62.1	55.9
Health hazards losses and ALAE incurred during the year	(4.2)	3.3	2.1	3.2	0.5	0.2
Health hazards losses and ALAE paid during the year	2.3	2.3	3.2	7.0	24.5	25.1
Provision for health hazards claims and ALAE at December 31	30.5	28.3	37.0	27.3	38.1	31.1

Similar to asbestos and pollution, traditional actuarial techniques cannot be used to estimate ultimate liability for these exposures. Some claim types, such as breast implants and pharmaceutical products, were first identified ten or more years ago. For these exposures, the reserve estimation methodology at IIC is similar to that for asbestos and pollution – i.e. an exposure-based approach based on all known, pertinent facts underlying the claim. This methodology cannot at the present time be applied to other claim types such as tobacco or lead paint as there are a number of significant legal issues yet to be resolved, both with respect to the insured’s liability and the application of insurance coverage. For these claim types, a

FAIRFAX FINANCIAL HOLDINGS LIMITED

bulk IBNR reserve is developed based on benchmarking methods utilizing the ultimate cost estimates of more mature health hazard claims. The bulk reserve also considers the possibility of entirely new classes of health hazard claims emerging in the future. C&F sets reserves at a selected survival ratio (currently using 10 years) and selects a gross to net ratio based on the gross to net ratio of historical payments.

         Summary

Management believes that the APH reserves reported at December 31, 2002 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions and the reserving methodologies employed. These APH reserves are continually monitored by management and reviewed extensively by independent consulting actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis and reviews of the APH exposures. However, to the extent that future social, economic, legal or legislative developments alter the original intent of the policies and scope of coverage, particularly as they relate to asbestos and pollution claims, additional increases in loss reserves may emerge in future periods. It is important to note that the reinsurance protection discussed under Additional Reinsurance Protection on pages 101 and 102 would apply to any adverse development of APH reserves.

Reinsurance Recoverables

Fairfax’s subsidiaries purchase certain reinsurance so as to reduce their liability on the insurance and reinsurance risks which they write. Fairfax strives to minimize the credit risk of purchasing reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, a company must have high A.M. Best and/or Standard & Poor’s ratings and maintain capital and surplus exceeding US$500. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary, including IIC. The risk of uncollectible reinsurance has been mitigated by the additional reinsurance protection outlined under Additional Reinsurance Protection on pages 101 and 102.

The following table shows Fairfax’s top 50 reinsurance groups (based on gross reinsurance recoverable net of specific provisions for uncollectible reinsurance) at December 31, 2002. These 50 reinsurance groups represent 90.9% of Fairfax’s $11,992.9 in total reinsurance recoverable (which total is net of bad debt reserves aggregating $971.2).

		A.M. Best
		Rating	Gross	Net
		(or S&P	Reinsurance	Reinsurance
Group	Principal Reinsurers	equivalent)(1)	Recoverable(2)	Recoverable(3)
Swiss Re	European Reinsurance Co. of Zurich	A++	2,325.4	1,456.9
Munich Re	American Reinsurance	A+	1,127.7	466.4
Great West Life	London Life & Casualty Re	A	881.1	25.6
Xerox	Ridge Reinsurance Ltd.	NR	753.1	–
Lloyd’s	Lloyd’s of London Underwriters	A–	605.8	578.1
General Electric	Employers Reinsurance Company	A+	433.4	426.4
Aegon	ARC Re & Pyramid Insurance Companies	AA–(4)	412.9	4.4
Berkshire Hathaway	General Reinsurance Corp.	A++	377.1	348.7

		A.M. Best
		Rating	Gross	Net
		(or S&P	Reinsurance	Reinsurance
Group	Principal Reinsurers	equivalent)(1)	Recoverable(2)	Recoverable(3)
Gerling Global	Gerling Global International Re	NR	285.8	86.6
Ace	Insurance Co. of North America	A	275.5	267.2
St. Paul	Mountain Ridge Insurance Co. of N.A.	A	242.2	159.5
Royal & Sun Alliance	Security Ins. Co. of Hartford	A–	223.0	232.7
AIG	Transatlantic Re	A++	213.8	198.8
Chubb	Federal Insurance Co.	A++	191.6	180.4
SCOR	SCOR	A–	166.1	136.5
HDI	Hannover Ruckversicherungs	A+	164.8	101.7
AXA	AXA Corporate Solutions	A	162.1	90.5
CNA	Continental Casualty	A	158.3	148.9
Zurich Re	Centre Solutions (Bermuda)	A	144.5	124.2
Everest	Everest Reinsurance Co.	A+	127.9	117.6
Aon	Aon Indemnity(5)	A–(5)	124.2	124.2
Hartford	New England Re	A+	122.3	119.1
Converium	Converium Reins. North America Inc.	A	118.8	97.6
XL	XL Reinsurance America Inc.	A+	115.2	104.8
Tawa	CX Reinsurance	NR	79.4	70.9
Arch Capital	Arch Reinsurance Ltd.	A–	67.8	16.4
American Financial	Great American Assurance Co.	A	62.4	66.6
PartnerRe	Partner Reinsurance Co. of US	A+	60.1	39.3
Allstate	Allstate	A+	58.4	57.2
White Mountains	Folksamerica Reinsurance Co.	A–	57.1	50.9
Trenwick	Trenwick America Reinsurance Co.	C	55.4	41.0
PMA	PMA Capital Insurance Co.	A–	53.0	43.4
Manulife	Manufacturers P&C Barbados	A++	52.6	27.0
Aioi	Aioi Insurance Co. Ltd.	A	51.7	47.8
Nationwide	Nationwide Mutual Insurance	A+	47.9	48.3
PXRE	PXRE Reinsurance Co.	A	45.2	45.0
Sompo	Sompo Japan Insurance Inc.	A+	41.8	41.1
Travelers	Travelers Indemnity Co.	A++	41.1	40.7
FM Global	Factory Mutual Insurance Co.	A+	39.8	40.9
Duke’s Place	Seaton Insurance Co.	NR	38.8	38.8
Liberty Mutual	Employers Insurance of Wausau	A+	36.2	31.7
Allianz	Cornhill Insurance Co.	A++	35.9	33.8
Toa Re	Toa Reinsurance Co. America	A+	32.6	27.1
YMCA	Y Mutual Insurance	NR	30.5	17.2
Bay Care Hospital System	BCHS Insurance Co.	NR	30.5	–
Markel Corp.	Terra Nova Insurance Co.	B++	26.9	23.5
Unum/Provident	Unum Life Insurance of America	A	26.7	26.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

		A.M. Best
		Rating	Gross	Net
		(or S&P	Reinsurance	Reinsurance
Group	Principal Reinsurers	equivalent)(1)	Recoverable(2)	Recoverable(3)
HCC	Houston Casualty Co.	A+	26.6	21.3
KKR	Alea North America Reinsurance	A–	26.6	22.1
GMAC	Motors Insurance Corp.	A+	24.4	22.2
Other reinsurers			2,062.1	1,813.2

Total reinsurance recoverable			12,964.1	8,350.8
Provisions for uncollectible reinsurance			971.2	971.2

Net reinsurance recoverable			11,992.9	7,379.6

(1)	Of principal reinsurer (or, if principal reinsurer is not rated, of group)

(2)	Before specific provisions for uncollectible reinsurance

(3)	Net of outstanding balances for which security is held, but before specific provisions for uncollectible reinsurance

(4)	Rating is S&P credit rating of group

(5)	Indemnitor; rating is S&P credit rating of group

The following table shows the classification of the $12,964.1 total reinsurance recoverable shown above by credit rating of the responsible reinsurers. Pools and associations, shown separately, are generally government or similar insurance funds carrying very little credit risk.

			Outstanding	Specific
	A.M. Best		Balances	Provisions	Net
	Rating	Gross	for which	for	Unsecured
	(or S&P	Reinsurance	Security	Uncollectible	Reinsurance
	equivalent)	Recoverable	is Held	Reinsurance	Recoverable
	A++	3,284.1	985.6	4.0	2,294.5
	A+	1,820.7	159.5	22.2	1,639.0
	A	2,861.7	1,686.5	9.3	1,165.9
	A-	1,097.3	112.0	5.4	979.9
	B++	382.3	200.7	3.6	178.0
	B+	231.8	30.1	5.4	196.3
	B	171.0	41.4	9.5	120.1
	Lower than B	176.8	4.0	78.0	94.8
	Not rated	2,770.0	1,388.4	592.9	788.7
	Pools & associations	168.4	5.1	–	163.3

		12,964.1	4,613.3	730.3	7,620.5
Provisions for uncollectible reinsurance
– specific		730.3
– general		240.9

Net reinsurance recoverable		11,992.9

To support gross reinsurance recoverable balances, Fairfax has the benefit of letters of credit, trust funds or offsetting balances payable totalling $4,613.3, as follows:

for reinsurers rated A- or better, Fairfax has security of $2,943.6 against outstanding reinsurance recoverable of $9,063.8;

for reinsurers rated B++ or lower, Fairfax has security of $276.2 against outstanding reinsurance recoverable of $961.9;

for unrated reinsurers, Fairfax has security of $1,388.4 against outstanding reinsurance recoverable of $2,770.0; and

for pools & associations, Fairfax has security of $5.1 against outstanding reinsurance recoverable of $168.4.

Lloyd’s is also required to maintain funds in Canada and the United States which are monitored by the applicable regulatory authorities.

As shown above, excluding pools & associations, Fairfax has gross outstanding reinsurance balances for reinsurers which are rated B++ or lower or which are unrated of $3,731.9 for which it holds security of $1,664.6 and has an aggregate provision for uncollectible reinsurance of $930.3 (45.0% of the net exposure prior to such provision), leaving a net exposure of $1,137.0.

Based on the above analysis and on the work done by RiverStone as described in the next paragraph, Fairfax believes that its provision for uncollectible reinsurance provides for all likely losses arising from uncollectible reinsurance at December 31, 2002. In addition, the company has purchased credit default swaps to reduce the exposure to certain reinsurers.

RiverStone, with its dedicated, specialized personnel in this area, is responsible for the following with respect to recoverables from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management’s reinsurance committee those reinsurers which should be included on the list of approved reinsurers; monitoring reinsurance recoverable by reinsurer and by company, in aggregate, on a quarterly basis and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are impaired or considered to be financially challenged.

For the last three years, Fairfax has had reinsurance bad debts of $12.4 for 2002, $63.8 for 2001 and $43.1 for 2000 prior to cessions of 1998 and prior reinsurance bad debts to the Swiss Re Cover of $2.4, $11.8, and $27.1 respectively.

The reinsurance protection discussed under Additional Reinsurance Protection beginning below on this page would apply to adverse development of unrecoverable reinsurance.

Additional Reinsurance Protection

Shown below are the continuing indemnifications originally received on Fairfax’s acquisition of its various insurance, reinsurance and runoff subsidiaries and additional reinsurance protection purchased by Fairfax in 1999 and by Crum & Forster in 2001. These indemnifications provide protection from adverse development in the respective companies’ claims reserves and unrecoverable reinsurance as at the end of the respective original years

FAIRFAX FINANCIAL HOLDINGS LIMITED

shown. The protected net reserves represent the respective companies’ carried reserves, net of reinsurance recoverable, at December 31, 2002, which are subject to the related protection.

During 1999, the indemnity given by Skandia in respect of Odyssey Reinsurance (New York) was assumed by a Fairfax reinsurance subsidiary in consideration of a cash payment made to that reinsurer, which Fairfax believes represented fair value to assume that indemnity. As a result, Fairfax was no longer exposed to credit risk regarding Skandia with respect to this indemnity. As the indemnity is now assumed by a Fairfax reinsurance subsidiary, it is not included in the table below.

					Unused	Protected Net
					Protections at	Reserves at
					December 31,	December 31,
	Company	Amount		Amount	2002	2002
Year		(US$)		(Cdn$)	(Cdn$)	(Cdn$)
1992	International Insurance	US$ 578	(1)	913 (1)	160	546
1998	Crum & Forster, TIG (except International Insurance), all Canadian insurance subsidiaries and runoff subsidiaries owned on December 31, 1998 (Swiss Re Cover)	US$1,000	(2)	1,580	423	3,664
2001	Crum & Forster	US$ 500	(2)	790	442	938

				3,283	1,025

(1)	After 15% coinsurance

(2)	Additional premium is payable as additional losses are ceded to this cover.

Insurance Environment

The property and casualty insurance market changed significantly in 2001 following the September 11th terrorist attacks. Many insurers and reinsurers suffered substantial losses on the World Trade Center catastrophe; in addition, in 2001 and 2002, falling equity values negatively impacted the capital and surplus of many insurers and reinsurers, particularly in the European markets. Since September 11, 2001, insurance and reinsurance prices have been increasing significantly as capacity and terms and conditions tightened dramatically. Combined ratios in Canada, for U.S. commercial lines and for U.S. reinsurance in 2002 are expected to be approximately 106%, 103% and 118% respectively. The World Trade Center losses, continuing adverse development from very inadequate pricing in 2000 and prior years and significant strengthening of APH reserves negatively impacted on the industry’s 2002 combined ratios. Significant restructuring and consolidation continues to take place in the industry, and the industry continues to be highly competitive.

Acquisitions

Effective May 30, 2002, the company purchased Old Lyme Insurance Company of Rhode Island, Inc. and Old Lyme Insurance Company Ltd. for $66.7 (US$43.5). At the date of acquisition, those companies had $165.9 (US$108.2) in total assets, $99.2 (US$64.7) in total liabilities, and consequently shareholders’ equity of $66.7 (US$43.5), equal to the purchase price. The balance sheet of Old Lyme upon acquisition was as follows:

(US$)
Investments, including cash	76.2
Accounts receivable, including reinsurance	19.4
Other assets	12.6

Total assets	108.2

Provision for claims	45.0
Other liabilities	19.7

Shareholders’ equity	43.5

Effective September 10, 2002, OdysseyRe purchased 56.0% of Singapore-based First Capital Insurance Limited for $28.0 (US$17.8) cash. At the date of acquisition, the company had $76.7 (US$48.8) in total assets, $28.0 (US$17.8) in total liabilities, and consequently shareholders’ equity of $48.7 (US$31.0), 56.0% of which is $27.3 (US$17.4), slightly below the purchase price of $28.0 (US$17.8). The balance sheet of First Capital upon acquisition was as follows:

(US$)
Investments, including cash	45.9
Accounts receivable, including reinsurance	2.9

Total assets	48.8

Provision for claims	16.5
Other liabilities	1.3

Shareholders’ equity	31.0

On December 16, 2002, the company acquired Xerox’s 72.5% economic interest in TRG, the holding company of IIC, in exchange for payments over the next 15 years of US$425 (US$204 at current value discounted at 9% per annum), payable approximately US$5 a quarter from 2003 to 2017 and approximately US$128 at the end of 2017. At December 16, 2002, the 72.5% effective economic interest represented $2,267.2 (US$1,442.9) in total assets, $1,650.6 (US$1,050.5) in total liabilities, and consequently shareholders’ equity of $616.6 (US$392.4). The company recorded negative goodwill of $298.5 (US$188.4) as extraordinary income, representing the excess of the fair value of 72.5% of TRG’s net assets (US$392.4) over the

FAIRFAX FINANCIAL HOLDINGS LIMITED

purchase consideration payable of $320.5 (US$204). The balance sheet of the 72.5% interest on December 16, 2002 was as follow:

(US$)
Investments, including cash	572.6
Accounts receivable, including reinsurance	853.4
Other assets	16.9

Total assets	1,442.9

Provision for claims	1,028.8
Other liabilities	21.7

Shareholders’ equity	392.4

Interest and Dividend Income

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Upon the acquisitions noted below, the respective amounts shown below were added to the company’s portfolio investments.

		Portfolio
Acquisition Date	Company Acquired	Investments
March 21, 1990	Federated	101
November 14, 1990	Commonwealth	130
December 31, 1993	Ranger	400
November 30, 1994	Lombard (including CRC (Bermuda))	684
May 31, 1996	Odyssey Reinsurance (New York)	1,490
February 27, 1997	CTR	764
December 3, 1997	Sphere Drake	1,068
August 13, 1998	Crum & Forster	4,955
September 4, 1998	RiverStone Stockholm	831
April 13, 1999	TIG	5,597
August 11, 1999	TRG	1,670

Interest and dividend income for the past seventeen years is shown in the following table.

		Interest and Dividend Income

	Average	Pre-Tax			After Tax
	Investments at
	Carrying Value	Amount	Yield	Per Share	Amount	Yield	Per Share
			(%)			(%)
1986	64.2	4.7	7.29	0.96	2.5	3.93	0.52
1987	109.8	8.0	7.32	1.10	5.5	5.01	0.77
1988	130.8	8.9	6.82	1.22	6.6	5.06	0.90
1989	135.7	11.6	8.57	1.51	8.5	6.29	1.11
1990	237.9	20.7	8.70	2.75	14.0	5.89	1.86
1991	338.5	26.1	7.70	4.44	17.7	5.24	3.02
1992	366.5	24.0	6.55	4.17	17.8	4.84	3.09
1993	418.2	23.3	5.56	3.78	18.0	4.30	2.92
1994	852.0	58.2	6.83	7.12	39.6	4.65	4.85
1995	1,608.1	89.4	5.56	10.00	73.7	4.58	8.25
1996	2,548.1	151.4	5.94	15.42	111.5	4.37	11.35
1997	4,584.6	254.6	5.55	23.64	174.4	3.80	16.19
1998	8,877.5	443.8	5.00	37.37	337.5	3.80	28.42
1999	14,865.8	753.0	5.06	56.48	492.0	3.30	36.91
2000	16,686.2	818.1	4.90	62.10	578.4	3.50	43.91
2001	15,975.9	680.8	4.26	51.41	462.9	2.90	34.96
2002	16,560.6	657.7	3.97	46.04	440.7	2.66	30.85

Interest and dividend income decreased in 2002 due to the decrease in the average net portfolio yield from 4.26% in 2001 to 3.97% in 2002, partially offset by a $0.6 billion increase in the average investment portfolio, which is explained after the following table. The gross portfolio yield, before interest on funds withheld of $120.8, was 4.70% for 2002 compared to the gross portfolio yield, before interest on funds withheld of $146.3, of 5.18% for 2001. As shown, the pre-tax and after tax income yields decreased in 2002 due to lower interest rates and the maintenance of significant cash positions. Since 1985, pre-tax interest and dividend income per share has compounded at 26.3% per year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments since 1985 are shown in the following table, the first five columns of which show them at their average carrying values for each year, and the final two columns of which show them at their year-end carrying values.

	Cash and				Total Investments
	Short Term		Preferred	Common
	Investments	Bonds	Stocks	Stocks	Average	Year-End	Per Share
1985	10.5	15.4	0.8	2.4	29.1	32.8	6.55
1986	16.6	24.5	8.0	15.1	64.2	95.6	13.65
1987	28.0	26.2	16.5	39.1	109.8	124.0	16.90
1988	29.8	23.6	25.2	52.2	130.8	137.6	18.79
1989	20.6	28.5	32.2	54.4	135.7	133.9	18.30
1990	33.6	99.2	45.7	59.4	237.9	335.7	61.30
1991	60.1	140.2	75.7	62.5	338.5	341.2	62.54
1992	78.0	108.8	99.8	79.9	366.5	396.2	65.44
1993	103.0	90.7	118.6	105.9	418.2	848.8	106.70
1994	226.2	303.9	132.1	189.8	852.0	1,551.3	173.25
1995	298.0	796.3	157.0	356.8	1,608.1	1,668.7	188.14
1996	470.7	1,462.1	168.4	446.9	2,548.1	3,454.5	330.07
1997	822.6	2,989.1	226.9	546.0	4,584.6	5,795.7	520.62
1998	1,116.3	6,856.7	213.3	691.2	8,877.5	12,108.4	998.03
1999	1,858.6	11,583.3	144.5	1,279.4	14,865.8	17,842.1	1,328.90
2000	2,530.2	12,532.5	102.1	1,521.4	16,686.2	15,687.2	1,197.42
2001	2,794.3	11,751.8	98.5	1,331.3	15,975.9	16,419.2	1,144.12
2002	3,149.9	11,713.6	189.9	1,507.2	16,560.6	16,812.6	1,188.95

Total investments and total investments per share increased at year-end 2002 due to strong operating cash flows at the Canadian insurance companies and OdysseyRe and significantly reduced negative cash flow at Crum & Forster, partially offset by TIG’s negative cash flow following discontinuance of its MGA-controlled program business and the payment of claims by the runoff operations. Since 1985, investments per share have compounded at 35.8% per year.

Various investments are pledged by the company’s subsidiaries in the ordinary course of carrying on their business. This pledging is referred to in note 3 to the financial statements and is explained in more detail in the third paragraph of Provision for Claims on page 69. As noted there, this pledging does not involve any cross-collateralization by one group company of another group company’s obligations.

The breakdown of the bond portfolio, by the higher of the S&P and Moody’s credit ratings, as at December 31, 2002 was as follows:

Credit	Carrying	Market	Unrealized
Rating	Value	Value	Gain/(Loss)
AAA	7,688.0	7,811.6	123.6
AA	799.0	811.8	12.8
A	1,265.4	1,285.7	20.3
BBB	1,250.4	1,270.5	20.1
BB	527.7	536.2	8.5
B	26.3	26.8	0.5
Lower than B and unrated	125.1	127.2	2.1

Total	11,681.9	11,869.8	187.9

94.2% of the fixed income portfolio is rated investment grade, with 83.5% being rated A or better.

Interest Rate Risk

The company’s fixed income securities portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income securities portfolios fall and vice versa.

The table below displays the potential impact of market value fluctuations on the fixed income securities portfolio as of December 31, 2002 and December 31, 2001, based on parallel 200 basis point shifts in interest rates up and down in 100 basis point increments. This analysis was performed by individual security.

	As of December 31, 2002				As of December 31, 2001

	Fair				Fair
	Value of				Value of
	Fixed				Fixed
	Income	Hypothetical	Hypothetical		Income	Hypothetical	Hypothetical
Change in Interest Rates	Portfolio	$ Change	% Change		Portfolio	$ Change	% Change
200 basis point rise	9,816.6	(2,053.2)	(17.3%	)	10,029.9	(1,394.3)	(12.2%	)
100 basis point rise	10,680.2	(1,189.6)	(10.0%	)	10,646.0	(778.2)	(6.8%	)
No change	11,869.8	–	–		11,424.2	–	–
100 basis point decline	13,259.4	1,389.6	11.7%		12,689.5	1,265.3	11.1%
200 basis point decline	15,060.9	3,191.1	26.9%		14,233.1	2,808.9	24.6%

The preceding table indicates an asymmetric market value response to equivalent basis point shifts, up and down in interest rates. This reflects significant exposure to fixed income securities containing a put feature. In total these securities represent approximately 26.7% and 47.8% of the fair market value of the total fixed income portfolio as of December 31, 2002 and December 31, 2001, respectively. The asymmetric market value response reflects the company’s ability to put these bonds back to the issuer for early maturity in a rising interest rate environment (thereby limiting market value loss) but to hold these bonds to their much longer full maturity dates in a falling interest rate environment (thereby maximizing the full benefit of higher market values in that environment).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Disclosure about Limitations of Interest Rate Sensitivity Analysis

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Return on the Investment Portfolio

The following table shows the performance of the investment portfolio for the past seventeen years. The total return includes all interest and dividend income, gains (losses) on the disposal of securities and the change in the unrealized gains (losses) during the year.

			Realized				Realized Gains
	Average	Interest	Gains	Change in	Total
	Investments at	and	(Losses)	Unrealized	Return			% of Interest and
	Carrying	Dividends	after	Gains	on Average		% of Average	Dividends and
	Value	Earned	Provisions	(Losses)	Investments		Investments	Realized Gains
						(%)	(%)	(%)
1986	64.2	4.7	1.0	(0.4)	5.3	8	1.6	17.5
1987	109.8	8.0	9.2	(8.0)	9.2	8	8.4	53.5
1988	130.8	8.9	7.8	12.1	28.9	22	6.0	46.7
1989	135.7	11.6	15.5	(6.3)	20.8	15	11.4	57.2
1990	237.9	20.7	2.3	(33.0)	(10.0)	(4)	1.0	10.0
1991	338.5	26.1	(4.5)	27.8	49.4	15	(1.3)	N/A
1992	366.5	24.0	3.4	(11.2)	16.2	4	0.9	12.4
1993	418.2	23.3	27.8	28.8	79.9	19	6.6	54.4
1994	852.0	58.2	20.0	(42.4)	35.8	4	2.3	25.6
1995	1,608.1	89.4	71.9	45.4	206.7	13	4.5	44.6
1996	2,548.1	151.4	131.3	112.6	395.3	16	5.2	46.4
1997	4,584.6	254.6	206.8	(4.5)	456.9	10	4.5	44.8
1998	8,877.5	443.8	440.8	(117.2)	767.4	9	5.0	49.8
1999	14,865.8	753.0	121.6	(1,232.1)	(357.5)	(2)	0.8	13.9
2000	16,686.2	818.1	382.8	737.4	1,938.3	12	2.3	31.9
2001	15,975.9	680.8	162.3	212.0	1,055.1	7	1.0	19.3
2002	16,560.6	657.7	737.7	431.0	1,826.4	11	4.5	52.9

Cumulative		4,034.3	2,337.7				3.8% *	36.7%

* Simple average of the % of average investments in each of the seventeen years

Investment gains (losses) have been an important component of Fairfax’s net earnings since 1985, amounting to an aggregate of $2,337.7. The amount has fluctuated significantly from period to period, and the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytic value. On average, in any given year since 1985, realized gains have averaged 3.8% of Fairfax’s average investment portfolio and have accounted for 36.7% of Fairfax’s combined interest and dividends and realized gains. At December 31, 2002, the aggregate provision for losses on investments was $31.2 (2001 – $37.4). At December 31, 2002 the Fairfax investment portfolio had an unrealized gain of $207.9 compared to an unrealized loss at December 31, 2001 of $223.1.

The company has a long term value-oriented investment philosophy. It continues to expect fluctuations in the stock market.

Capital Resources

At December 31, 2002, total capital, comprising shareholders’ equity and non-controlling (minority) interests, was $4,059.6, compared to $4,286.0 at December 31, 2001.

The following table shows the level of capital as at December 31 for the past five years:

	2002	2001	2000	1999	1998
Non-controlling interests	508.1	1,043.3	645.2	601.6	87.9
Common shareholders’ equity	3,351.5	3,042.7	3,180.3	3,116.0	2,238.9
Preferred stock	200.0	200.0	200.0	200.0	–

	4,059.6	4,286.0	4,025.5	3,917.6	2,326.8

Non-controlling interests decreased in 2002 since Xerox’s 72.5% economic interest in TRG was extinguished after it was acquired by Fairfax on December 16, 2002.

Fairfax’s consolidated balance sheet as at December 31, 2002 continues to reflect significant financial strength. Fairfax’s common shareholders’ equity increased from $3,042.7 at December 31, 2001 to $3,351.5 at December 31, 2002 as a result of the 2002 earnings of $415.7 less dividends and related dividend tax for 2002 of $18.9 and the change in the cumulative currency translation account of $113.2 at December 31, 2002, relating to the translation of the company’s foreign subsidiaries (principally in the U.S.) to Canadian dollars, which has not been tax-effected. The increase in the currency translation account results from the weakening of the U.S. dollar against the Canadian dollar at December 31, 2002 ($1.5798) compared to December 31, 2001 ($1.5963), payments on closed foreign exchange forward contracts in 2002 ($67) and the movement in forward U.S. dollar/ Canadian dollar rates on the mark-to-market value of the remaining U.S. dollar/ Canadian dollar foreign exchange forward contracts hedging Fairfax’s net investment in its U.S. subsidiaries.

The company has issued and repurchased common shares over the last five years as follows:

	Number of	Average
	subordinate	issue/repurchase	Net proceeds/
Date	voting shares	price per share	repurchase cost
1998 – issue of shares	1,000,000	475.00	455.6
1999 – issue of shares	2,000,000	500.00	959.7
– repurchase of shares	(706,103)	292.88	(206.8)
2000 – repurchase of shares	(325,309)	183.47	(59.7)
2001 – issue of shares	1,250,000	200.00	248.5
2002 – repurchase of shares	210,200	124.64	(26.2)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

A common measure of capital adequacy in the property and casualty industry is the premiums to surplus (or common shareholders’ equity) ratio. This is shown for the insurance and reinsurance subsidiaries of Fairfax for the past five years in the following table:

	Net Premiums Written to Surplus
	(Common Shareholders’ Equity)

	2002	2001	2000	1999	1998
Insurance
Commonwealth	1.1	1.1	0.5	0.3	0.5
Crum & Forster	0.7	0.5	0.5	0.6	0.7
Falcon	2.1	0.4	0.3	0.3	0.1
Federated	1.4	1.8	1.7	1.6	1.6
Lombard	2.3	2.5	2.0	1.7	1.7
Markel	1.9	1.7	1.4	1.1	1.3
Ranger	1.1	0.9	0.4	0.8	1.2
TIG Specialty Insurance	0.9	0.7	0.8	1.1	–
Reinsurance
OdysseyRe	1.6	1.0	0.7	0.6	0.5
Canadian insurance industry	1.4	1.4	1.3	1.2	1.2
U.S. insurance industry	1.3	1.1	0.9	0.9	0.8

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of their Section 516 surplus. At December 31, 2002, Fairfax’s Canadian property and casualty insurance subsidiaries had a combined Section 516 surplus of approximately $251 (2001 – $206) in excess of minimum requirements.

In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance, investment and other business activities. Fairfax does not anticipate any adverse effects of such requirements. At the end of 2002, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – except for TIG, each subsidiary had capital and surplus in excess of 2.9 times the authorized control level. As part of the TIG reorganization described on pages 61 and 62, Fairfax has guaranteed that the merged TIG and IIC will have capital and surplus of at least two times the authorized control level at each year-end.

Fairfax and its insurance and reinsurance subsidiaries are rated as follows by the respective rating agencies:

Standard
	A.M. Best	& Poor’s	Fitch	DBRS	Moody’s
Fairfax	bbb-	BB	BB	BB+	Ba3
Commonwealth	A-	BBB	BBB+	–	–
Crum & Forster	A-	BBB	BBB+	–	Baa3
Falcon	–	A-	–	–	–
Federated	A-	BBB	BBB+	–	–
Lombard	A-	BBB	BBB+	–	–
Markel	A-	BBB	BBB+	–	–
Old Lyme	A-	–	–	–	–
Ranger	B++	–	BBB	–	–
TIG Specialty Insurance	B++	BBB	BBB+	–	–
OdysseyRe	A	A-	A-	–	Baa1

Liquidity

The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due.

Fairfax’s combined holding company earnings statement is set out on page 123, and its composition is explained on page 117. As shown, the holding companies had revenue of $408.5 in 2002, consisting of dividends from their insurance and reinsurance subsidiaries ($146.0), interest income ($13.9), management fees ($31.5) and realized gains ($217.1). After interest expense ($122.7) and operating and other expenses ($71.3), the holding companies had pre-tax earnings of $214.5. The operating expenses include, besides administration expenses, the cost of certain systems and other costs of insurance subsidiaries reimbursed by the holding companies. This income statement shows that in 2002, Fairfax very comfortably met all its interest and operating expenses from internal sources.

For 2003, Fairfax’s access to dividends from its subsidiaries without obtaining prior regulatory approval has increased to $670 (mostly from its non-North American subsidiaries) from $232 in 2002. Fairfax determines the amount of dividends that any subsidiary will pay during a year based on its capital requirements and the current year’s operating performance. In general, Fairfax’s subsidiaries do not pay dividends to the full extent of available dividend capacity.

At the end of 2002, Fairfax had a large cash and marketable securities holding of $517.7 available to meet upcoming obligations and unexpected requirements absent any other source of funds. If not used for these purposes, the cash in the holding company, after the receipt of contractual management fees, would permit Fairfax to meet its net interest, preferred dividend and other overhead expenses for three to four years, without access to any dividends from its insurance and reinsurance subsidiaries.

Also, as of February 28, 2003 Fairfax had $740 of unsecured, committed bank lines, which reduce to $518, $275, $129 and $0 on September 30 of the years 2003, 2004, 2005 and 2006 respectively. The only significant covenant attached to these lines is a covenant to maintain a

FAIRFAX FINANCIAL HOLDINGS LIMITED

net debt to equity ratio not exceeding 1:1. The company has used $386 of the credit available under these lines for the issuance of letters of credit, as required by insurance regulators for non-admitted reinsurers, in support of its subsidiaries’ reinsurance obligations, principally relating to ORC Re’s intercompany reinsurance of U.S. subsidiaries (this use is expected to reduce to approximately $275 by September 30, 2003). (These letters of credit constitute $386 of the $468.0 of unsecured letters of credit referred to in note 11 to the financial statements.) The company determined to defer discussing renewal of these lines until after the release of this Annual Report, and intends after that release to discuss the renegotiation of those lines with its banks.

In addition, in 2003 the company expects to receive in excess of $175 in management fees, interest on its holdings of cash, short term investments and marketable securities and tax payments from OdysseyRe as a result of the reconsolidation of OdysseyRe into the U.S. tax consolidation group.

Subsequent to December 31, 2002 Fairfax paid a common share dividend of $21, contributed $30 of additional capital to Lombard to support that company’s expanding business and repaid its RHINOS preferred securities of $207 from its cash holding. In addition to its interest, operating and preferred share dividend expense expected to aggregate approximately $200, Fairfax’s remaining obligations in 2003 consist of maturing foreign exchange contracts of $107, a repayment of $150 (US$100) to TIG in June in connection with arrangements for the use of cash derived from the OdysseyRe IPO, and $177 of debt maturing in December.

The company believes that the resources described in the four paragraphs preceding the above paragraph provide adequate liquidity to meet all of the company’s obligations in 2003, as described above, even if none of those obligations were refinanced or rolled over on maturity. As usual, cash use will be heavier in the first quarter and first half of the year, with proceeds from available resources being weighted to the latter half of the year. In addition, Fairfax intends to work on available alternatives during 2003 to achieve its intent of again maintaining cash, short term investments and marketable securities in excess of $500 at the holding company by the end of 2003.

The company manages its debt levels based on the following financial measurements and ratios (with Lindsey Morden equity accounted):

	2002	2001	2000	1999	1998
Cash and marketable securities	517.7	833.4	545.4	712.7	305.4
Long term debt	2,221.2	2,205.8	1,851.4	1,959.0	1,444.4
Purchase consideration payable	324.7	–	–	–	–
RHINOS due February 2003	214.9	217.1	204.3	200.0	–
Net debt	2,243.1	1,589.5	1,510.3	1,446.3	1,139.0
Common shareholders’ equity	3,351.5	3,042.7	3,180.3	3,116.0	2,238.9
Preferred shares and trust preferred securities of subsidiaries	326.0	343.7	387.7	378.8	–
OdysseyRe non-controlling interest	424.2	361.8	–	–	–
Total equity	4,101.7	3,748.2	3,568.0	3,494.8	2,238.9
Net debt/equity	55%	42%	42%	41%	51%
Net debt/total capital	35%	30%	30%	29%	34%
Net debt/earnings	5.4x	N/A	11.0x	11.6x	3.1x
Interest coverage	4.6x	N/A	0.9x	0.7x	6.6x

Given the due date of the RHINOS and the company’s decision in 2003 to repay them, they have been reclassified as debt since their issuance (they were repaid in February 2003). The net debt/equity and net debt/total capital ratios at the end of 2002 increased due to external debt of US$50 issued by OdysseyRe in the second quarter of 2002 and the addition of the $324.7 purchase consideration payable in connection with the December 2002 transaction involving the acquisition of an additional interest in TRG, described on pages 61 and 62. The long term debt and net debt at December 31, 2002 include external debt issued by OdysseyRe of $316.0 (US$200.0). Total equity includes OdysseyRe’s 26.2% non-controlling interest which supports repayment of OdysseyRe’s debt. Preferred shares and trust preferred securities of subsidiaries decreased in 2002 as the result of a repurchase of trust preferred securities in the third quarter of 2002.

Based on the definitions contained in its banking agreements (which include OdysseyRe’s debt and the trust preferred securities of subsidiaries as debt and exclude OdysseyRe’s non-controlling interest as equity), at December 31, 2002 the company’s net debt to equity ratio was 67% and its equity exceeded its net debt by $1.2 billion.

The 2002 net debt/earnings and interest coverage ratios reflect the company’s return to strong profitability in that year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Issues and Risks

The following issues and risks, among others, should also be considered in evaluating the outlook of the company.

Claims Reserves

The major risk that all property and casualty insurance and reinsurance companies face is that the provision for claims is an estimate and may be found to be deficient in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (e.g. asbestos, pollution, breast implants), and poor weather. Fairfax’s gross provision for claims was $21,165.1 at December 31, 2002.

Reinsurance Recoverables

Most insurance and reinsurance companies reduce their liability for any individual claim by reinsuring amounts in excess of the maximum they want to retain. This third party reinsurance does not relieve the company of its primary obligation to the insured. Reinsurance recoverables can become an issue mainly due to solvency credit concerns, given the long time period over which claims are paid and the resulting recoveries are received from the reinsurers, or policy disputes. Fairfax had $11,992.9 recoverable from reinsurers as at December 31, 2002.

Catastrophe Exposure

Insurance and reinsurance companies are subject to losses from catastrophes like earthquakes, windstorms, hailstorms or terrorist attacks, which are unpredictable and can be very significant.

Prices

Prices in the insurance and reinsurance industry are cyclical and can fluctuate quite dramatically. With underreserving, competitors can price below underlying costs for many years and still survive.

Foreign Exchange

The company has assets, liabilities, revenue and costs that are subject to currency fluctuations, particularly in the U.S. dollar but also other foreign currencies. These currency fluctuations have been and can be very significant. As foreign exchange contracts hedging the company’s net investment in U.S. subsidiaries are closed out at maturity, the company’s shareholders’ equity is increasingly subject to variation, through its currency translation account, particularly as the Canadian/ US dollar exchange rate fluctuates.

Cost of Revenue

Unlike most businesses, the insurance and reinsurance business can have enormous costs that can significantly exceed the premiums received on the underlying policies. Similar to short selling in the stock market (selling shares not owned), there is no limit to the losses that can arise from most insurance policies, even though most contracts have policy limits.

Regulation

Insurance and reinsurance companies are regulated businesses which means that except as permitted by applicable regulation, Fairfax does not have access to its insurance and reinsurance subsidiaries’ net income and shareholders’ capital without the requisite approval of applicable insurance regulatory authorities.

Taxation

Realization of the future income tax asset is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and other timing differences exist. The major component of the company’s future income tax asset of $1,544 at December 31, 2002 is $1,102 relating to the company’s U.S. consolidated tax group. Failure to achieve projected levels of profitability for Crum & Forster and OdysseyRe in 2003 could lead to a writedown in this future tax asset if the expected recovery period becomes longer than three to four years.

Common Stock Holdings

The company has common stocks in its portfolio, the market value of which is exposed to fluctuations in the stock market.

Goodwill

Most of the goodwill on the balance sheet comes from Lindsey Morden. Continued profitability is essential for there to be no deterioration in the carrying value of the goodwill.

Ratings

The company has claims paying and debt ratings by the major rating agencies in North America. As financial stability is very important to its customers, the company is vulnerable to downgrades by the rating agencies.

Holding Company

Being a small holding company, Fairfax is very dependent on strong operating management, which makes it vulnerable to management turnover.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Quarterly Data (unaudited)

Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2002
Revenue	1,742.2	1,890.1	2,244.6	2,085.4	7,962.3
Net earnings	11.3	47.0	281.4	76.0	415.7
Net earnings per share	0.46	2.95	19.31	6.06	28.78
2001
Revenue	1,528.3	1,531.7	1,336.7	1,729.0	6,125.7
Net earnings (loss)	30.9	46.0	(458.3)	35.4	(346.0)
Net earnings (loss) per share	$2.11	$3.27	$(35.23)	$1.81	$(28.04)
2000
Revenue	1,485.6 *	1,537.8 *	1,345.4 *	1,819.7	6,188.5
Net earnings (loss)	35.9	83.6	(22.1)	40.0	137.4
Net earnings (loss) per share	$2.58	$5.95	$(1.93)	$2.81	$9.41

*	Reclassified to conform with year-end presentation

Stock Prices

Below are the Toronto Stock Exchange high, low and closing prices of subordinate voting shares of Fairfax for each quarter of 2002, 2001 and 2000.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2002
High	195.00	190.50	162.00	164.00
Low	156.00	145.05	104.99	107.00
Close	164.75	152.00	118.50	121.11
2001
High	289.00	234.00	242.50	227.00
Low	185.00	171.50	174.00	160.00
Close	199.50	227.90	202.31	164.00
2000
High	246.00	194.00	201.00	242.20
Low	146.75	150.00	161.00	176.00
Close	178.00	162.00	188.25	228.50

The subordinate voting shares of Fairfax were listed on the New York Stock Exchange on December 18, 2002, where the high, low and close prices up to the end of 2002 were US$90.20, US$77.00 and US$77.01, respectively.